BresaGen

RECEIVED
2004 SEP 20 A 10:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 September 2004

04036954

SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA

SUPPL

Attention: Paul Dudak

Dear Paul

Company Announcements

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcement which was made through the Australian Stock Exchange on 9 September, 2004 –

Notice of General Meeting

Yours sincerely

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

T. M. Fenton

Trudy Fenton
Corporate Administrator

dlw 9/20

Postal Address
PO Box 259, Rundle Mall
Adelaide SA 5000 Australia

38-39 Winwood Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email corporate@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

BRESAGEN LIMITED

(Subject to Deed of Company Arrangement)
ACN 007 988 767

NOTICE OF GENERAL MEETING

A General Meeting of BresaGen Limited (Subject to Deed of Company Arrangement) will be held at Ground Floor, Enterprise House, 136 Greenhill Road, Unley, SA at 10.30am (Adelaide time) on Monday 11 October 2004

Dated 23 August 2004

Also enclosed is an Explanatory Memorandum and an Independent Expert's Report which have been prepared to assist shareholders in determining whether or not to vote in favour of the resolutions set out in the Notice of General Meeting and which are intended to be read in conjunction with the Notice of General Meeting.

This document contains important information for you as a shareholder and requires your immediate attention.

23 August 2004

Dear Shareholder

GENERAL MEETING

You are invited to attend a General Meeting of BresaGen Limited (Subject to Deed of Company Arrangement) ("**Company**") to be held at 10.30am (Adelaide time) on Monday 11 October 2004 at Ground Floor, Enterprise House, 136 Greenhill Road, Unley SA.

The Notice of General Meeting (and accompanying documents) is enclosed.

As you are most likely aware, the Company has been in administration since 20 January 2004 and entered into a Deed of Company Arrangement with CBio Limited on 24 May 2004 ("**DOCA**").

The purpose of this meeting is to approve the transaction contemplated by the DOCA, which in summary, provides for the following:

(a) payment of 100 cents in the dollar to the Company's creditors;

(b) the acquisition by CBio of a 51% equity interest in the Company for a cash consideration of $2.9 million;

(c) a working capital injection by CBio of $3.4 million by way of a convertible note issue by the Company;

(d) the granting of a charge by the Company in favour of CBio to support the convertible note; and

(e) reconstitution of the board of directors of the Company so that the board comprises directors nominated by CBio.

The purpose and implications of the resolutions to be considered at the General Meeting are set out in the Explanatory Memorandum that accompanies the enclosed Notice of General Meeting.

I urge you to carefully consider the Explanatory Memorandum because it contains important information that is relevant to your decision on how to vote at the General Meeting.

The Independent Expert's Report accompanying the Notice of General Meeting sets out a detailed examination of the acquisitions of securities by CBio contemplated by Resolutions 1

and 2 and concludes that the acquisition of securities by CBio is fair and reasonable to the non-associated shareholders of the Company.

I urge you to carefully read the Independent Expert's Report to understand the scope of the Report, the methodology of the valuation and the sources of information used and assumptions made in preparing the Report.

The Deed Administrators support these resolutions and the directors of the Company support the holding of the General Meeting and look forward to your attendance at the meeting.

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned (in accordance with the instructions in the Notice of Meeting) so that it is received by close of business on 8 October 2004.

Yours sincerely

Martin Lewis
Deed Administrator

BresaGen Limited
(Subject to Deed of Company Arrangement)
ABN 60 007 988 767

NOTICE OF GENERAL MEETING

NOTICE is hereby given to the shareholders of BresaGen Limited (Subject to Deed of Company Arrangement) ("**Company**") that a General Meeting of the Company will be held at 10.30am (Adelaide time) on Monday 11 October 2004 at Ground Floor, Enterprise House, 136 Greenhill Road, Unley SA to transact the business below.

Shareholders should note that additional information concerning the business to be transacted at this meeting is contained in the Explanatory Memorandum that accompanies and forms part of this Notice of General Meeting.

BUSINESS

1. Approval of New Share Issue to CBio

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to Resolutions 2, 3, 4 and 5 being approved by the requisite majority of the Company's shareholders, the proposed issue by the Company to CBio Limited of 56,722,994 fully paid ordinary shares in the Company on the terms specified in the Explanatory Memorandum accompanying the Notice of General Meeting is approved for the purposes of:

(a) Section 611, Item 7 of the Corporations Act 2001; and

(b) Chapter 2E of the Corporations Act 2001."

2. Approval of entering into of Convertible Note Facility, issuing of Convertible Notes and granting of Charge

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to Resolutions 1, 3, 4 and 5 being approved by the requisite majority of the Company's shareholders:

(a) the entering into by the Company of the Convertible Note Facility;

(b) pursuant to that Facility, the proposed issue by the Company to CBio Limited of a maximum of 34 convertible notes in the Company at an issue price of $100,000 per note;

(c) to the extent that any or all of the convertible notes are converted to shares in the Company, the proposed issue to CBio Limited of up to a maximum of 68,000,000 fully paid ordinary shares in the Company a price of not less than $0.05 per share; and

(d) the granting by the Company of the Charge to CBio Limited;

on the terms specified in the Explanatory Memorandum accompanying the Notice of General Meeting is approved for the purposes of:

(d) Section 611, Item 7 of the Corporations Act 2001; and

(e) Chapter 2E of the Corporations Act 2001.

3. Appointment of Stephen Jones as a Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to Resolutions 1, 2, 4 and 5 being approved by the requisite majority of the Company's shareholders, Stephen Jones be appointed as a Director of the Company with effect from the conclusion of this General Meeting."

4. Appointment of Wolfgang Hanisch as a Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to Resolutions 1, 2, 3 and 5 being approved by the requisite majority of the Company's shareholders, Wolfgang Hanisch be appointed as a Director of the Company with effect from the conclusion of this General Meeting."

5. Appointment of Meera Verma as a Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to Resolutions 1, 2, 3 and 4 being approved by the requisite majority of the Company's shareholders, Meera Verma be appointed as a Director of the Company with effect from the conclusion of this General Meeting."

VOTING EXCLUSION STATEMENT

In accordance with Section 611, Item 7 of the Corporations Act 2001, no votes may be cast in favour of Resolution 1 or 2 by CBio Limited or its associates.

In accordance with Section 224(1) of the Corporations Act 2001, no votes may be cast on Resolution 1 or 2 by or on behalf of CBio Limited or its associates.

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this General Meeting may appoint a proxy. The proxy need not be a member of the Company.

For the convenience of members a proxy appointment form is enclosed.

A member who is entitled to cast more than one vote may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than close of business on 8 October 2004:

BresaGen Limited (Subject to Deed of Company Arrangement)
C/- Computershare Investor Services Pty Limited
GPO Box 1903
ADELAIDE SA 5001

OR

facsimile: +61 8 8236 2305.

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the General Meeting pursuant to Section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the General Meeting.

ENTITLEMENT TO VOTE

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 5.00 pm (Adelaide time) on 10 October 2004 will be taken, for the purpose of the General Meeting, to be held by the persons who held them at that time.

Signed pursuant to Clause 13.5(m) of the Deed of Company Arrangement.

Martin Lewis
Deed Administrator
Date: 23 August 2004

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of General Meeting dated 23 August 2004 and forms part of the Notice of General Meeting.

In this Explanatory Memorandum, unless indicated otherwise:

(a) "**ASIC**" means Australian Securities and Investments Commission.

(b) "**ASX**" means Australian Stock Exchange Ltd ACN 008 624 691.

(c) "**ASX Listing Rules**" means the listing rules of the ASX.

(d) "**Corporations Act**" means the Corporations Act 2001 (Cth).

1. BACKGROUND

On 20 January 2004, the directors of the Company resolved that the Company was or was about to become insolvent and appointed Mr Bruce Carter and Mr Martin Lewis as the administrators of the Company ("**Administrators**").

The Administrators sought offers from interested parties for the acquisition of the Company's businesses and assets and/or an equity reorganisation. The Administrators accepted an offer made by CBio Limited (ACN 094 730 417) ("**CBio**") because CBio's offer, as described below, maximised value to the Company's shareholders.

On 8 April 2004, the Company and the Administrators entered into a Heads of Agreement with CBio ("**HOA**") which provided for the following:

(a) payment of 100 cents in the dollar to the Company's creditors;

(b) the acquisition by CBio of a 51% equity interest in the Company for a cash consideration of $2.9 million;

(c) a working capital injection by CBio of $3.4 million by way of a convertible note issue by the Company; and

(d) the granting of a charge by the Company in favour of CBio to support the convertible note.

The creditors of the Company accepted the CBio offer at a meeting of creditors held on 3 May 2004.

EXPLANATORY MEMORANDUM

The Administrators entered into a Deed of Company Arrangement ("**DOCA**") with CBio on 24 May 2004, which allows the CBio offer to proceed and be put to the Company's shareholders for their approval. On execution of the DOCA, the Administrators became the Deed Administrators.

2. PROPOSED CBIO TRANSACTION

The main elements of the CBio offer are as follows:

(a) CBio will fund the net operating cash shortfall of the Company from the period 1 April 2004 to the completion date. The maximum cash shortfall payable by CBio is $1.2 million.

(b) In addition to this cash shortfall funding amount, CBio will pay the Deed Administrators a sum of up to $1.7 million within two (2) business days after the completion date. This payment is for the purpose of permitting the Deed Administrators to pay a dividend of 100 cents in the dollar to the Company's creditors.

(c) In consideration of CBio's payments of the said sums of $1.2 million and $1.7 million, the Company will issue to CBio 56,722,994 ordinary shares in the Company at an issue price of 5.1 cents per share (for a total cash consideration of $2.9 million).

(d) CBio will also, by virtue of the issue by the Company of a Convertible Note Facility ("**Convertible Note Facility**"), make available to the Company a "come and go" facility with a limit of $3.4 million (the Convertible Note Facility is discussed further at Section 6 below).

(e) The Convertible Note Facility will be secured by a fixed and floating charge over all of the assets and undertakings of the Company ("**Charge**") (the Charge is discussed further at Section 6 below).

(f) The completion date will be the date on which CBio assumes a controlling interest in the Company by virtue of the proposed issue of shares to CBio.

The effectuation of the DOCA is conditional on the occurrence of the following four events;

(a) the re-constitution of the board of directors of the Company so that it comprises three directors only, each appointed by CBio (this is discussed further at Section 4 below);

(b) the due and proper passing by the shareholders of Resolution 1;

(c) the due and proper passing by the shareholders of Resolution 2; and

(d) the Government of South Australia waiving all and any defaults that have arisen under the Deferred Purchase Arrangement with the Company in relation to the Company's premises at 8 Dalgleish Street, Thebarton, South Australia to the reasonable satisfaction of CBio. (The Company and the Government have entered into an agreement dated 5 July 2004 which addresses these issues).

3. DETAILS OF CBIO

CBio is an unlisted public company. It is a leading Australian biopharmaceutical company that was established in 2000 to develop and commercialise biological therapeutics. CBio's key focus has been on immune modulation technology and the development of its first product, Cpn10. The immune modulation achieved by Cpn10 indicates the drug has significant potential to become the principal therapeutic for autoimmune conditions such as multiple sclerosis, rheumatoid arthritis and other chronic inflammatory diseases.

CBio is using its skills in science and business to establish clinical efficacy in immunomodulation therapies. CBio plans to license out efficacious products for final clinical evaluation and registration to appropriate established pharmaceutical marketing companies.

CBio and the Company are parties to a services agreement with a commencement date of 18 March 2004 under which the Company provides certain services to CBio in return for a service fee payable by CBio.

4. RE-CONSTITUTION OF THE BOARD – RESOLUTIONS 3 TO 5

The DOCA provides that:

(a) the removal of the Company's two existing directors (Mr Rudy Mazzocchi and Mr John Kucharczyk) ("**Existing Directors**"); and

(b) the appointment of three new directors nominated by CBio (Mr Stephen Jones, Mr Wolfgang Hanisch and Ms Meera Verma) ("**New Directors**"),

is to occur at this General Meeting and be conditional on the passing of Resolutions 1 and 2.

EXPLANATORY MEMORANDUM

Resolutions 3 to 5 are ordinary resolutions and they provide for the appointment of the New Directors, provided that all other Resolutions are approved, with effect from the close of the General Meeting. Each of the New Directors has consented to act as a director of the Company.

Further, each of the Existing Directors has provided a written resignation to the Company which resignation is conditional on all of the Resolutions being approved (and as such, no formal removal of these directors is required at the General Meeting).

New Directors

Stephen Jones has served on the board of directors of several listed public companies and has managed several innovative companies and projects involved in biological waste water treatment, the production of amino acids, biological assays and health care diagnostics from the late 1970's until the mid 1980's. Mr Jones is presently a councillor on the Queensland Innovation Council and Chairman of CBio as well as being a Chairman of Psiron Limited and Chairman of Analytica Limited (both ASX listed companies) and Chairman of Australian Technology Innovation Fund Limited. Mr Jones is also presently Chairman of Australian Biofund Investments Limited (a Hong Kong company) and Chairman Of Injet Digital Aerosols Inc (a US company). He is also Honorary Chairman of the child protection group, Bravehearts Inc.

Wolfgang Hanisch, BSc and PhD (Biochemical Engineering) is presently a Director of the Australian Technology Innovation Fund, CEO of CBio and a Director of Analytica Limited and Psiron Ltd (ASX listed companies). Dr Hanisch is a member of a number of international professional societies and a Fellow of the Australian Institute of Company Directors. Dr Hanisch has 27 years of commercial experience in the international biologicals and pharmaceutical industries.

Dr Meera Verma, BSc, MSc and PhD (Biochemistry), after obtaining her PhD in Adelaide, joined the Company in 1987 managing its Gene Technology Group involved in technical marketing, product support and sales. Dr Verma was appointed General Manager of the Company's Protein Pharmaceuticals division in 1995 and was responsible for re-focussing the research team on commercial product development, resulting in the registration of the Company's first therapeutic product, EquiGen Injection. Dr Verma played a key role in the Company's IPO in September 1999 and was appointed Chief Operating Officer of the Company in November 2000. Dr Verma maintains active links with relevant industry, government and academic sectors and has been a Director for several years on the board's of certain non-profit industry associations and State sporting associations including Australian Health Industry Inc and Judo SA. Dr Verma is a member of the State Manufacturing Consultative Committee chaired by the Deputy Premier, the State selection panel for the Monash Awards chaired by Prof Fay Gale, as well as the Biotechnology Course Advisory Committee for the University of South Australia.

EXPLANATORY MEMORANDUM

5. RESOLUTION 1

Resolution 1 is an ordinary resolution relating to the issue to CBio of 56,722,994 fully paid ordinary shares in the Company ("**51% Shares**") and is conditional on the passing of Resolution 2. The terms on which the shares will be issued (if Resolutions 1 and 2 are approved) are as follows:

(a) having the same rights and obligations as other ordinary shares in the Company;

(b) to be listed on the official list of ASX (following removal of the Company's shares from suspension by the ASX); and

(c) to be issued as soon as practicable after the conclusion of this General Meeting.

Resolution 1 is required for the purposes of Section 611, item 7 of the Corporations Act (see further discussion at Section 7 below) and Chapter 2E of the Corporations Act (see further discussion at Section 8 below).

6. RESOLUTION 2

Resolution 2 is an ordinary resolution relating to the entering into by the Company of the Convertible Note Facility, the granting of the Charge and the issue of notes and, if converted shares, to CBio pursuant to the Convertible Note Facility (respectively the "**Notes**" and "**Note Shares**"). The passing of Resolution 2 is conditional on Resolution 1 being passed.

Convertible Note Facility

The principal terms of the Convertible Note Facility are as follows:

(a) CBio will make available to the Company a "come and go" loan facility with a maximum limit of $3.4 million;

(b) the Company will issue a maximum of 34 Notes to CBio at an issue price of $100,000 per Note;

(c) the Notes are to be issued to CBio as soon as practicable after the conclusion of this General Meeting;

(d) the maturity date for the facility is 5 years from the commencement of the Convertible Note Facility;

(e) the Notes are transferable at the option of the holder;

(f) the Notes are convertible at the option of the holder;

(g) each Note will be convertible into that number of Note Shares determined by reference to the amount of the face value of the Note and the following price: the higher of, $0.05 per share and, the rolling three month volume weighted average price of the Company's ordinary shares, traded on the ASX discounted of 20% (that is, the lowest price at which Note Shares will be issued is $0.05 per share) such that the maximum number of Note Shares which may be issued is 68,000,000;

(h) Note Shares issued on conversion of a Note will be fully paid ordinary shares in the Company; and

(i) interest will be payable by the Company on the face value of the Notes issued at a rate of 8% per annum.

Charge

The principal terms of the Charge are as follows:

(a) fixed and floating charge over all of the Company's assets and undertaking;

(b) secures all monies advanced to the Company by CBio from time to time, including under the Convertible Note Facility; and

(c) secured monies are repayable in accordance with the terms of any relevant agreement (such as the Convertible Note Facility) or otherwise on demand by CBio.

Resolution 2 is required for the purposes of Section 611, item 7 of the Corporations Act (see further discussion at Section 7 below) and Chapter 2E of the Corporations Act (see further discussion at Section 8 below).

7. SECTION 611, ITEM 7 OF THE CORPORATIONS ACT

Corporations Act

Section 606 of the Corporations Act prohibits a person obtaining an interest in more than 20% of the issued voting shares in a company. Following the issue of the 51% Shares, CBio would acquire at least 51% of the voting shares in the Company and may acquire up to a maximum of 69.59% of the voting shares in the Company if the maximum number of Note Shares is issued as discussed in paragraphs (b) and (d)

below. Section 611, item 7 of the Corporations Act provides an exemption from Section 606 of the Corporations Act if approval is obtained from those shareholders who are permitted to vote on the resolution.

Information to be provided

ASIC Policy Statement 74 and the Corporations Act require that certain information be provided to shareholders in relation to an acquisition agreed to by shareholders, for example under Section 611, item 7.

In accordance with the information requirements specified in Section 611, item 7 of the Corporations Act and ASIC Policy Statement 74, the following information is provided to shareholders:

(a) the allottee of the 51% Shares and the Notes will be CBio. Section 3 above sets out information in relation to CBio. The approval in Resolution 2 for the issue of the Note Shares is for an issue to CBio only;

(b) CBio will hold 56,722,994 ordinary shares in the Company (the 51% Shares) and may be issued with up to a maximum of 34 Notes (depending on the Company's level of draw-down under the Convertible Note Facility), which if held and converted, may be converted to a maximum of 68,000,000 Note Shares (based on a minimum conversion price of $0.05 per Note Share) (as discussed at Section 6, paragraph (g) above);

(c) as at the date of this General Meeting, CBio does not hold, or have a relevant interest in, any shares in the Company and for the purposes of Chapter 6 of the Corporations Act, CBio does not have any associates that hold, or have a relevant interest in, shares in the Company;

(d) CBio's voting power in the Company if it acquires the 51% Shares will be 51% and, if it converts any Notes to Note Shares, will be increased to a maximum of 69.59% (assuming that a maximum of 68,000,000 Note Shares are issued and the total number of shares on issue in the Company immediately prior to the conversion is 111,221,557);

(e) the identity, associations and qualifications of the New Directors are set out in Section 4 above;

(f) CBio's intentions regarding the future of the Company are as follows:

    (i) that the Company operate autonomously to continue to pursue the development and commercialisation of certain biotechnology and that CBio actively seek to expand the Company's business both nationally and internationally;

EXPLANATORY MEMORANDUM

(ii) other than as contemplated by Resolutions 1 and 2, there is no current proposal to inject capital into the Company. However, if the Resolutions are approved, CBio may cause the Company to undertake a rights issue at a future date to assist with funding the Company's ongoing operations;

(iii) that the present employees of the Company will continue to be employed by the Company;

(iv) there is no proposal where property of the Company will be transferred between the Company and CBio (or any associate of CBio);

(v) there is no intention to redeploy the fixed assets of the Company;

(vi) there is no intention to change the Company's existing financial or dividend policies. The dividend policy of the Company will be assessed in accordance with future profitability of the Company;

(vii) that the Company's shares be removed from suspension from trading on ASX and that CBio remain a substantial shareholder of the Company;

(viii) subject to usual commercial considerations, CBio will remain a significant consumer of the Company's services in process development and production; and

(ix) that the international skills of CBio's management in protein engineering, production and regulatory issues be made available to the Company;

(g) the details of the proposed issue of the 51% Shares and the Notes and Note Shares are set out in Sections 5 and 6 above respectively;

(h) the reasons for the proposed issue of the 51% Shares and the Notes and Note Shares are set out in Sections 1 and 2 above;

(i) as the Company is subject to the DOCA and the resignations of the Directors are dependent on the outcome of Resolutions 1 and 2, the Existing Directors did not vote on whether Resolutions 1 and 2 should be put to the shareholders but agree with the decision of the Deed Administrators to hold this General Meeting;

(j) other than as set out in this Explanatory Memorandum, there is no contract or arrangement or proposed contract or arrangement between CBio and the Company which is conditional on approval by the Company's shareholders;

(k) interests of the New Directors, as at the date of the Notice of Meeting, are as follows:

(i) each of Stephen Jones and Wolfgang Hanisch are minority shareholders in CBio and, if the Resolutions are passed, it is intended that Mr Hanisch will be appointed the Managing Director of the Company; and

(ii) as discussed in Section 4 above, Dr Meera Verma is the Chief Operating Officer of the Company and will continue in this role following effectuation of the DOCA. Also, Dr Verma is a minority shareholder in the Company;

(l) Section 8 below sets out practical implications of (and benefits of intended uses of monies raised under) the CBio transaction; and

(m) other than as set out in this Explanatory Memorandum, there is no other information known to CBio or its associates, or known to the Company, that is material to a shareholder's decision on how to vote on Resolutions 1 and 2.

Shareholders are also referred to the Independent Expert's report prepared by Equity & Advisory and enclosed with this Explanatory Memorandum.

8. CHAPTER 2E OF THE CORPORATIONS ACT

Chapter 2E of the Corporations Act regulates the provision of financial benefits to related parties by a public company. A "financial benefit" is defined in the Corporations Act in broad terms and includes a public company issuing securities to or and giving or providing finance to the related party. A "related party" is defined in the Corporations Act to include an entity which believes, or has reasonable grounds to believe, that it is likely to become a related party of the public company in the future.

For the purposes of Chapter 2E, and by virtue of the proposed issue to CBio of the 51% Shares (which if issued, will make CBio a "related party" of the Company) and entering into of the Convertible Note Facility and granting of the Charge, CBio is arguably a related party of the Company.

Section 208 of the Corporations Act provides that for a public company to give a financial benefit to a related party, the public company must:

(a) obtain the approval of shareholders in the way set out in Section 217 to 227 of the Corporations Act; and

(b) give the benefit within 15 months after the approval. In the case of the granting of the loan under the Convertible Note Facility, the issuing of Notes and Note Shares (all of which are required by the Convertible Note Facility),

these benefits need not be given within the 15 month period provided that the Convertible Note Facility is entered into during that period.

For the avoidance of doubt, the Company is seeking approval under Chapter 2E for the transactions contemplated by each of Resolutions 1 and 2.

The following information is provided to satisfy the requirements of Section 219 of the Corporations Act and ASIC Policy Statement 76:

(a) as discussed above, CBio may receive a financial benefit by way of the issue to it by the Company of the 51% Shares and the Notes (and if the Notes are converted, the Note Shares) and by the Company entering into the Convertible Note Facility and granting the Charge;

(c) as the Company is subject to the DOCA and the resignations of the Existing Directors are dependent on the outcome of the Resolutions, the Existing Directors make no recommendation to shareholders in relation to any of the Resolutions;

(d) interests of the New Directors are set out in Section 7(k) above;

(e) additional information in relation to Resolutions 1 and 2 is set out throughout this Explanatory Memorandum. In particular, the Independent Expert's Report has been provided which sets out a valuation of the Company and concludes that the proposed CBio transaction is fair and reasonable to non-associated shareholders. Shareholders should therefore carefully read this Explanatory Memorandum in its entirety before making a decision as to how to vote in relation to Resolutions 1 and 2;

(f) the practical implications of approving Resolutions 1 and 2 are as follows:

  (i) the Company will no longer be subject to the DOCA and the Company's creditors will receive 100 cents in the dollar from the Company for debts owed by the Company to those creditors;

  (ii) CBio will hold 51% of the issued capital in the Company and may, if the maximum number of Note Shares is issued, acquire up to a maximum of 69.59% of the issued capital in the Company (refer to discussion at Section 7, paragraphs (b) and (d) above);

  (iii) the Company will have access to the Convertible Note Facility to fund its ongoing operations. CBio will have the option to convert its Notes into Note Shares (at the stipulated price);

  (iv) the assets of the Company will be subject to the charge granted by BGN to CBio; and

(v) the Company's main undertaking, the development and contract production of protein therapeutics, will not be materially changed in nature or scale as a result of the CBio transaction. The Company's business activities will remain consistent with the business strategy previously disclosed by the Company to the market and which the Company perceives is understood and accepted by investors; and

(g) other than as set out in this Explanatory Memorandum, there is no other information that is reasonably required by the Company's shareholders to decide whether or not it is in the Company's interests to pass the Resolutions and that is known to the Company or any of the Existing Directors.

9. DIRECTORS' RECOMMENDATION

As the Company is subject to the DOCA and the resignations of the Existing Directors are dependent on the outcome of the Resolutions, the Existing Directors do not make any recommendation in respect of any of the Resolutions.

Shareholders should read this Explanatory Memorandum in full, including the Independent Expert's Report enclosed with this Explanatory Memorandum (see further below) and form an opinion as to the merits of the proposal.

10. INDEPENDENT EXPERT'S REPORT

The Independent Expert's Report sets out a detailed examination of the acquisitions of securities by CBio contemplated by Resolutions 1 and 2 to enable shareholders to assess the merits of and decide whether to approve, those Resolutions. To the extent appropriate, the Independent Expert's Report sets out further information with respect to the proposed CBio transaction and concludes that the acquisition of securities by CBio is fair and reasonable to the non-associated shareholders of the Company.

Shareholders are urged to carefully read the Independent Expert's Report to understand the scope of the Report, the methodology of the valuation and the sources of information used and assumptions made in preparing the Report.

11. ASX LISTING RULE 7.1

Approval of the issue of shares to CBio under Resolutions 1 and 2 is not required for the purposes of ASX Listing Rule 7.1 (which limits the amount of securities a listed company may issue without shareholder approval) because of Exception 16 to Listing Rule 7.1.

EXPLANATORY MEMORANDUM

12. VOTING EXCLUSION

No votes may be cast in favour of Resolutions 1 or 2:

(a) by CBio or its associates (Section 611, item 7 of the Corporations Act); or

(b) by or on behalf of CBio or its associates (Section 224(1) of the Corporations Act).

This page has been left blank intentionally.

BresaGen Limited
(Subject to Deed of Company Arrangement)

Independent Expert's Report

August 2004

TABLE OF CONTENTS

This page has been left blank intentionally.

19 August 2004

Messrs Bruce Carter and Martin Lewis
Joint and Several Deed Administrators
BresaGen Limited (Deed Administrators Appointed)
C/- Ferrier Hodgson
Level 6, 81 Flinders Street
ADELAIDE SA 5000

Dear Bruce and Martin

BresaGen Ltd (Administrators Appointed) ("BresaGen") – Proposed Transaction with CBio Ltd ("CBio") – Independent Expert's Report

1. Introduction

1.1 Terms of the CBio Offer

On 8 April 2004, BresaGen Limited (Administrators Appointed) and the Administrators, Mr Bruce Carter and Mr Martin Lewis, entered into a Heads of Agreement ("HOA") with CBio Limited ("CBio"), an unlisted public biotechnology company based in Queensland, under which CBio will acquire a 51% interest in BresaGen as part of a Deed of Company Arrangement ("DCA"), subject to the satisfaction of certain conditions ("the CBio Offer"). In brief, the CBio Offer provides for the following:

- Payment of 100 cents in the dollar to BresaGen's creditors;
- The acquisition by CBio of a 51% equity interest in BresaGen for a cash consideration of $2.9 million; and
- A working capital injection by CBio of $3.4 million by way of a Convertible Note issue.

Equity & Advisory Limited ("Equity & Advisory") understand that the creditors of BresaGen Limited (Administrators Appointed) approved the DCA incorporating the CBio Offer at a meeting of creditors held on 3 May 2004.

Equity & Advisory Ltd
Level 27, 91 King William Street
Adelaide SA 5000
GPO Box 1273 Adelaide 5001
Tel (08) 8212 2929
Fax (08) 8231 1647

Corporate Advisory
Corporate Finance
Strategy Consulting
Turnaround Consulting
Equity
www.equityadvisory.com.au

Equity & Advisory Ltd
ABN 13 529 913 477
as Trustee of the Equity & Advisory Trust and holder of Australian Financial Services Licence No. 260006

We further understand that the Administrators entered into a DCA with CBio on 24 May 2004. Mr Carter and Mr Lewis (herein referred to as the "Deed Administrators") were appointed as Deed Administrators of BresaGen Limited (Subject to Deed of Company Arrangement) (herein referred to as "BresaGen" or "the Company"). The DCA allows the CBio Offer to proceed and be put to BresaGen shareholders for their consideration.

The main elements of the CBio Offer, as detailed in the HOA dated 8 April 2004 and further detailed in the DCA dated 24 May 2004 and Explanatory Memorandum to BresaGen Shareholders, are as follows:

a) CBio shall fund the net operating cash shortfall of BresaGen from the period 1 April 2004 to the completion date (likely to be August/September 2004). The maximum cash shortfall payable by CBio is $1.2 million;

b) In addition to the cash shortfall funding amount of $1.2 million, CBio shall pay the Deed Administrators a sum of up to $1.7 million within two (2) business days after the completion date for the purpose of permitting the Deed Administrators to pay a dividend of 100 cents in the dollar to the BresaGen creditors (of which a $500,000 deposit has already been paid into the Deed Administrators' solicitors' trust account by CBio);

c) In consideration of CBio's payments of the said sums of $1.2 million and $1.7 million, BresaGen shall issue to CBio 56,722,994 ordinary shares (51% of the Company) at an issue price of 5.1 cents per share (for a total cash consideration of $2.9 million);

d) The subscription for 51% of BresaGen's shares by CBio is conditional upon the Company issuing a $3.4 million Convertible Note Facility to CBio, which shall be secured by a fixed and floating charge over all of the assets and undertakings of the Company. The principal terms of the Convertible Note Facility are as follows:

    i) CBio will make available to the Company a "come and go" loan facility with a maximum limit of $3.4 million;

    ii) the Company may issue a maximum of 34 Notes to CBio at an issue price of $100,000 per Note;

    iii) in circumstances where the Company requires additional funding and the CBio facility is the most cost effective manner of securing those funds, the Notes will be drawn down by the Company;

    iv) the Notes have a fixed coupon rate of 8% per annum, payable on a monthly in arrears basis;

    v) the maturity date for the facility is 5 years from the commencement of the Convertible Note Facility;

vi) the Notes are transferable at the option of the holder;

vii) the Notes are convertible at the option of the holder;

viii) each Convertible Note will be convertible into that number of Shares determined by reference to the amount of the face value of the Convertible Note at the higher $0.05 per share or the 80% of the rolling three month volume weighted average price of the Company's ordinary shares, traded on the ASX (upon the trading suspension of the Company's shares being lifted by the ASX). Accordingly, the lowest price at which Note Shares will be issued is $0.05 per share, such that the maximum number of Shares which may be issued is 68,000,000;

ix) Note Shares issued on conversion of a Note will be fully paid ordinary shares in the Company;

x) fixed and floating charge over all of the Company's assets and undertaking;

xi) secures all monies advanced to the Company by CBio from time to time, including under the Convertible Note Facility;

xii) secured monies are repayable in accordance with the terms of any relevant agreement (such as the Convertible Note Facility) or otherwise on demand by CBio;

xiii) the Company is not able to make any capital issues or undertake any re-arrangements of its capital during the period of the Note Facility without the written consent of CBio;

xiv) the Noteholder may redeem all or any of its Notes for the face value upon:

a. default by the Company of its obligations to make interest payments;

b. default by the Company on any bank debt or other finance facility;

c. on the occurrence of an event of default;

e) The completion date will be the date on which CBio assumes a controlling interest in BresaGen by virtue of the issue of shares to CBio. This will require approval of shareholders at a General Meeting to be convened, pursuant to Section 611, item 7 of the Corporation Act;

f) Completion of the DCA is subject to the following four events:

i) the re-constitution of the Board so that it is comprised only of three new Directors appointed by CBio. Equity & Advisory understand that the Board will be re-constituted subsequent to the date of this report at the General Meeting of BresaGen Shareholders to consider the transaction contemplated by the DCA;

ii) the due and proper passing by the shareholders of the issue of 56,722,994 ordinary shares to CBio at an issue price of 5.1 cents per share (representing 51% of the Company for a total consideration of $2.9 million);

iii) the due and proper passing by the shareholders of the issue by the Company of a secured $3.4 million Convertible Note Facility to CBio;

iv) an agency of the Government of South Australia, the Land Management Corporation ("LMC"), waiving all and any defaults that have arisen under the Deferred Purchase Arrangement ("DPA") with BresaGen in relation to BresaGen's premises 8 Dalgleish Street, Thebarton, to the reasonable satisfaction of CBio;

A summary of the CBio Offer is provided hereunder:

Summary of CBio Offer	$ M
Bresagen Cash Shortfall Funding Amount	1.2
Bresagen Creditor Dividend Funding Amount	1.7
Value of CBio 51% equity interest in Bresagen	2.9
Plus: Working Capital Injection (Convertible Note Facility)	3.4
Total CBio Offer	**6.3**

g) Whilst not a condition of completion of the DCA, we note that the desired re-quotation of BresaGen's shares is subject to the lifting of the suspension of BresaGen shares on the ASX, and ASX approval; and

i) Whilst not a condition of the CBio Offer, Equity & Advisory understand the new directors of BresaGen will seek re-quotation of the Company on the ASX as soon as practicable after the passing of resolutions put to BresaGen shareholders at the General Meeting. As part of the re-quotation process, we understand the new directors may propose that a renounceable rights issue be made to shareholders for the purpose of raising further working capital. We further understand that any rights issue which may be contemplated will be conditional upon the re-quotation of the Company's shares on the ASX and subject to market conditions at the time of quotation.

1.2 Purpose of the Report

Equity & Advisory Ltd has been engaged by the Deed Administrators of BresaGen to prepare an independent expert's report stating whether, in its opinion, the CBio Offer is fair and reasonable to the Non-Associated Shareholders of BresaGen. The opinion of Equity & Advisory is limited to whether the acquisition of 51% of BresaGen's equity by CBio for a total cash consideration of $2.9 million, by way of the issue by BresaGen of 56,722,994 ordinary shares at an issue price of 5.1 cents per share, is fair and reasonable having regard to the Non-Associated Shareholders of BresaGen.

Section 611 of the Corporations Act requires the Company to obtain the approval of shareholders where a person/entity acquires 20% or more of a company without making a takeover offer.

Shareholder approval of the CBio Offer is also required under the ASX Listing Rule 7.1 as the number of BresaGen shares to be issued to CBio exceeds 15% of the number of BresaGen shares currently issued.

Equity & Advisory has not been engaged by the Deed Administrators of BresaGen to provide an opinion on the merits of the other elements of the transaction as set out in the resolutions of the Notice of General Meeting and further described in the Explanatory Memorandum to Shareholders.

Whilst an Independent Expert's Report is not required to accompany the notice of meeting and Explanatory Memorandum under Corporations Law or ASX Listing Rules, it is common for directors/Deed Administrators to commission an Independent Expert's Report to assist them in their duties to provide shareholders with proper and full disclosure to enable them to assess the merits of the CBio Offer. We understand that on 25 May 2004, the Deed Administrators advised the BresaGen shareholders that an Independent Experts Report will be dispatched as part of the Explanatory Memorandum prepared for the BresaGen shareholders by the Deed Administrators.

This report has been prepared for the Company, the Directors and the Deed Administrators to assist them in their duties to provide shareholders with proper and full disclosure and to enable the Non-Associated Shareholders of BresaGen to assess the merits of the CBio Offer. This report is not provided for any other reason whatsoever and may not be relied upon by any person, other than the Non-Associated Shareholders of BresaGen, for any purpose other than as an expression of Equity & Advisory's opinion as to whether the CBio Offer is fair and reasonable.

The Deed Administrators have requested that this report be made available to the following five (5) parties:

1) The Australian Securities and Investments Commission ("ASIC");
2) The Australian Stock Exchange ("ASX");
3) The Creditors;
4) The Committee of Creditors; and
5) The Court.

Equity & Advisory accepts no responsibility for the use of this report by any of the abovementioned five (5) parties which the Deed Administrators have requested the report be made available to.

Furthermore, this report is not to be reproduced or made available to any other party without our written consent. Equity & Advisory therefore accepts no responsibility for use of the report by any other party or for any other purpose.

In preparing this independent expert's report, Equity & Advisory have assumed the usual definition of value, being the price that would be negotiated between a willing but not anxious buyer and a willing but not anxious seller, both of whom are knowledgeable about the asset in question, given a reasonable period in which to consider and settle the CBio Offer and acting at arms length.

1.3 Basis of Assessment

The term "fair and reasonable" has no legal definition although over time a commonly accepted meaning has evolved.

ASIC Policy Statement 75 'Independent Expert Reports to Shareholders' attempts to provide a precise definition of fair and reasonable. "Fairness" is said to involve a comparison of the offer price with the value that may be attributed to the securities which are the subject of the offer based on the value of the underlying businesses and assets. In determining fairness any existing entitlements to shares by the offeror is to be ignored. "Reasonableness" is said to involve an analysis of other factors that shareholders might consider prior to accepting an offer, such as:

- Any existing shareholding of the offeror;
- Other significant shareholdings;
- The probability of an alternative offer; and
- The liquidity of the market for the Company's shares.

For the purpose of this report, Equity & Advisory has treated "fair" and "reasonable" as separate terms in accordance with Policy Statement 75. Fairness is a more demanding criteria. A "fair" offer will always be "reasonable" but a "reasonable" offer may not necessarily be "fair".

In forming our opinion as to whether the CBio Offer is fair and reasonable to the Non-Associated Shareholders of BresaGen, we have had regard to, amongst other things, the following:

- The assessed value of BresaGen;
- The assessed value of CBio's consideration to BresaGen;
- The probability of an alternative higher offer; and
- Other benefits and disadvantages associated with the CBio Offer.

ASIC Policy Statement 74 'Acquisitions Agreed to by Shareholders' outlines the principles and matters which it expects a person preparing an expert report under Section 623 of the Law to consider. Paragraph 21 of the Policy Statement states that *"what is fair and reasonable for non-associated shareholders should be judged in all the circumstances of the proposal. The report must compare the likely advantages and disadvantages for the non-associated shareholders if the proposal is agreed to, with the advantages and disadvantages to those shareholders if it is not. Comparing the value of the shares to be acquired under the proposal and the value of the consideration to be paid is only one element of this assessment".*

1.4 Limitations and Reliance on Information

Equity & Advisory believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Equity & Advisory's opinion is based on economic, share market, business trading, financial and other conditions prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, our opinion could be different in these changed circumstances. However, except as required by the Corporations Act, Equity & Advisory has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update this report or opinion.

This report is based upon financial and other information provided by executives and management of BresaGen and the Deed Administrators. Equity & Advisory has not verified any information supplied by the executives of BresaGen and the Deed Administrators and has not conducted an audit or any other form of due diligence on any of the financial or other records of BresaGen in the course of preparing this Report. Certain information relied on by Equity & Advisory in formulating its opinion represents the opinion and judgement of executives and management of BresaGen and the Deed Administrators, and is not capable of external verification.

Various drafts of this report were provided to the Deed Administrators and to executives and management of BresaGen for the purpose of undertaking a factual accuracy review.

Equity & Advisory issued the Deed Administrators with a copy of our original final report on 10 August 2004. On 13 August 2004, the Deed Administrators requested that Equity & Advisory update our report for the proposed Cythera Inc. ("Cythera") and Novocell Inc. ("Novocell") merger which was brought to the Deed Administrators' attention immediately following Equity & Advisory issuing our report. However there was no alteration to the conclusions or recommendations made to shareholders by Equity & Advisory as a consequence of considering the merits of the recently announced Cythera and Novocell transaction.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Equity & Advisory has audited in any way the management accounts of other records of BresaGen. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

In forming its opinion, Equity & Advisory has also assumed that:

- Matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- The information set out in the accompanying Scheme Booklets is complete, accurate and fairly presented in all material respects;
- The publicly available information relied on by Equity & Advisory in its analysis was accurate and not misleading;
- The proposal will be implemented in accordance with its terms; and
- The legal mechanisms to implement the Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and polices, Equity & Advisory assumes no responsibility and offers no legal opinion or interpretation on any issue.

1.5 Summary of Opinion

1.5.1 The CBio Offer is Fair

Equity & Advisory has assessed the value of one BresaGen share in the range Nil to 7.2 cents, on an orderly realisation of assets basis. The value of the cash consideration under the CBio Offer is 5.1 cents per share. **Accordingly, as the cash consideration of 5.1 cents per share under the CBio Offer is within the valuation range, the CBio Offer is fair.**

The CBio offer provides the Company sufficient funds to meet its present outstanding commitments as well as a funding facility for future requirements. The Company may at its option elect not to drawdown any or all of the Convertible Note Facility if other alterative sources of financing can be secured on more attractive terms.

Furthermore, based on the thorough and extensive sale process undertaken by the Deed Administrators in offering 100% of the Company for sale, it is unlikely that BresaGen shareholders will have the opportunity to realise this value without the support of CBio.

Sections 4 and 5 of this report provide a detailed explanation of the selection of the valuation methodology, and our assessment of the value of one BresaGen share. As the CBio Offer contains elements which impact both qualitative and quantitative factors, we recommend Non-Associated Shareholders carefully consider the abovementioned quantitative considerations in conjunction with the following qualitative considerations, as detailed in Section 6 of this report.

1.5.2 The CBio Offer is Reasonable

On a qualitative basis, the CBio Offer is considered reasonable in the absence of an alternative transaction or higher offer, as it is our opinion the Non-Associated Shareholders will benefit from the CBio Offer due to the following:

- The CBio Offer to restructure the business ensures that creditors would be paid 100 cents in the dollar, and improves the Company's working capital position thereby providing the business with the opportunity to become self-sustaining;

- In the event that the total sum of the final adjudicated creditors and the net operating cash shortfall is less than $2.9 million then there will be further funds available to the Company;

- The CBio Offer enables access to a $3.4 million funding facility (Convertible Note Facility), thus ensuring the Company has access to up to $3.4 million to assist with funding the Company's ongoing operations;

- In addition, as part of the re-quotation process, we understand the new directors may propose that a renounceable rights issue be made to shareholders for the purpose of raising additional funding to assist with funding the Company's ongoing operations. We further understand however that any rights issue will be conditional upon the re-quotation of the Company's shares on the ASX and subject to market conditions at the time of quotation. In addition to providing working capital to fund the ongoing operations of the Company such a rights issue may provide additional liquidity in the stock as well as giving shareholders an opportunity to acquire additional equity in the restructured Company;

- The CBio Offer also permits the Company to avoid crystallisation of the debt to the LMC which is in the order of $2.643 million, being the shortfall between the vacant possession value of BresaGen's premises and the debt owing by BresaGen to LMC (after allowing for realisation costs of $100,000);

- We understand the new directors of BresaGen will seek re-quotation of the Company on the ASX as soon as practicable after the passing of resolutions put to shareholders at the General Meeting. This will improve the liquidity of BresaGen shares, and provide the shareholders the opportunity to restore value in their shareholdings, as opposed to the current suspension from trading of BresaGen shares;

- It is anticipated that BresaGen will be able to draw on the management expertise of the new directors to be appointed by CBio; and

- If the CBio Offer were not to proceed, the DCA would be terminated or varied, and in this event it is the opinion of the Deed Administrators that the Company would be wound up. In the event of a winding up of the Company, BresaGen shareholders would rank after Deed Administrators' costs, employee entitlements and creditors and, only after payment of all liabilities, would the BresaGen shareholders be entitled to any proceeds of liquidation. The Deed Administrators estimated a nil return to shareholders on a high and low liquidation basis in their report issued in accordance with Section 439A of the Corporations Act, dated 21 April 2004.

Accordingly, in the opinion of Equity & Advisory, the CBio Offer is reasonable to the Non-Associated Shareholders of BresaGen.

Section 6.2 of this report provides a detailed discussion of the advantages and disadvantages of the CBio Offer, and how they contribute to the above "reasonableness" opinion.

This summary should be read in conjunction with the full report from which this summary has been extracted.

EQUITY & ADVISORY LTD
19 August 2004

Equity & Advisory

2. Profile of BresaGen

2.1 Company Background

BresaGen is an Adelaide-based biotechnology company.

BresaGen was founded in 1982 by Professor Robert Symons of the Biochemistry Department of the University of Adelaide for the purpose of manufacturing radio nucleotides. However over the course of the following seventeen years prior to the Company listing in 1999, the commercial focus of BresaGen was redirected toward the development of products using growth factors and growth hormones for the treatment of human disease and productivity improvement in animal production, and the emerging field of embryonic stem cells.

In May 1998, BresaGen's first Therapeutic Protein drug, EquiGen™ Injection, was registered. EquiGen™ is a growth hormone product for horses, and its registration in 1998 was a world first.

On 21 September 1999, BresaGen was floated on the "ASX" following the successful raising of $12 million through the issue of 12 million ordinary shares at an issue price of $1 per ordinary share. At the time of listing, BresaGen's portfolio was organised into two distinct streams - Cell Therapy and Therapeutic Proteins.

Cell Therapy involves the use of healthy cells to replace diseased cells and therefore requires the ability to develop specific cell types such as blood, nerve and muscle from human embryonic stem cells ("hESC"). Its focus is on the treatment of major degenerative diseases in humans, such as Parkinson's disease, spinal cord injury, stroke, diabetes and diseases of the bone marrow. In November 2000, BresaGen acquired US company Cytogenesis, and merged Cytogenesis into BresaGen Inc (a US based wholly owned subsidiary), to expand its capabilities in stem cell therapy.

The Therapeutic Proteins projects provided the Company with a revenue stream from EquiGen Injection™ and human Growth Hormone (hGH), and financial support to develop the commercial potential of the novel drug, E21R, for the treatment of such diseases as myeloid leukaemia and some forms of cancer. E21R was BresaGen's leading drug candidate. BresaGen successfully completed Phase 1 human trials before entering into an agreement with British Biotechnology Limited ("British Biotech") for investigation as a treatment for acute myeloid leukaemia ("AML").

In 2002 BresaGen established a separate business unit within the Protein Pharmaceuticals Division, known as protEcol™ Services, offering process development and manufacture of recombinant peptides and proteins to third parties.

On 18 March 2002 BresaGen entered into a ten year DPA with the LMC to provide finance for the construction of a new building and production facility at 8 Dalgleish Street, Thebarton. The maximum amount of funding available under the DPA is $8.024 million. Business operations commenced from the completed new premises in early 2003.

On 23 July 2002 the research into the anti-cancer drug E21R was terminated. The decision to terminate was made following British Biotech's decision to stop Phase II clinical trials of the drug as new pre-clinical study data failed to confirm BresaGen's earlier assessment of commercial prospects. BresaGen then shifted its focus to process development and contract manufacturing to utilise its production facilities and recombinant protein development skills.

The forecast operating cash flows for the financial year ending 30 June 2004 indicated that the cash reserves were only sufficient to fund operations until December 2003, by which time a restructure of the Company would be required to be completed. Given their concerns as to the financial viability of the Company, the directors held discussions with Ferrier Hodgson on two occasions, in July 2003 and again in October 2003, to discuss the financial position of the Company and the need for the restructure of the Company before the forecast depletion of cash reserves in December 2003.

On 14 August 2003, BresaGen announced its proposal to restructure its ongoing operations in order to ensure the future viability of the Company. The proposed restructure included the following:

- Transfer of the Reproductive Biotechnology business segment to the University of Adelaide (effective 1 July 2003). This business segment was working on the development of transgenic and animal cloning technology;

- Appointment of United States investment bankers, Caymus Partners, to undertake a private equity raising in the order of $US20 million for its Protein Pharmaceutical division. Subject to the completion of this fundraising (including shareholder approval), the Protein Pharmaceutical division was to be "spun" into Generipharm, Inc, a wholly owned US subsidiary of BresaGen established specifically for this purpose;

- The gradual relocation of the Cell Therapy division to the United States;

- Retention of its E21R intellectual property and perfusion patents, and the ongoing pursuit of licencing revenues with other companies for this intellectual property; and

- The cessation of any and all research and development activities, for the purpose of reducing the cash required to fund continuing operations.

In November 2003 BresaGen advised its shareholders that it had entered into negotiations with two separate third parties for the sale of its Cell Therapy and Protein Pharmaceutical businesses, as follows:

1) Merger discussions between BresaGen's US based Cell Therapy business, BresaGen, Inc., with Cythera, a San Diego based hESC company focussed on finding hESC treatments for diabetes; and

2) Negotiations with CM Capital Limited ("CM Capital"), a Queensland based venture capital company, in relation to the "spin-out" of its Protein Pharmaceutical division. This was one of the key elements of the proposed restructure of BresaGen and superseded the potential US fund raising through Caymus Partners.

However, on 17 January 2004 BresaGen was advised by CM Capital that it would not be proceeding with the restructure of BresaGen's protein pharmaceutical division.

On 19 January 2004, on request by the Company, the ASX announced a trading halt on BresaGen shares, whilst the Company considered its options following the notification from CM Capital. Following the ASX announcement, the Chairman Mr Peter Hart, and Directors Dr Chris Juttner and Mr John Harkness resigned as Directors of the Company.

On 20 January 2004, the remaining directors (based in the United States) resolved that BresaGen was insolvent or was about to become insolvent, and appointed Mr Carter and Mr Lewis (Ferrier Hodgson) the Administrators of BresaGen, following a resolution pursuant to Section 436A of the Corporations Act. Mr Carter and Mr Lewis were subsequently appointed as the Deed Administrators on 24 May 2004.

As entitled, the Deed Administrators took possession of all of the property of BresaGen under their custody and control, and continued to carry on the business operations of BresaGen from 20 January 2004.

The Deed Administrators sought offers from interested parties for the acquisition of BresaGen's businesses and assets and/or an equity reorganisation. A detailed Information Memorandum was distributed to seventy-three (73) interested parties who had executed a confidentiality agreement.

Eleven (11) offers were submitted to the Deed Administrators by the closing offer date of 27 February 2004. The Deed Administrators have advised that they did not receive an acceptable offer for 100% of the business, however four (4) of the eleven (11) offers were for a majority of the BresaGen business and assets, with each offer being structured differently, requiring significant clarification, determination and deliberation.

On 31 March 2004, after careful consideration of the abovementioned offers, the Deed Administrators recommended the CBio Offer as that which maximised value to shareholders. CBio is an unlisted biopharmaceutical company from Queensland that was established to develop and commercialise treatments for inflammation and autoimmune disorders.

On 8 April 2004, BresaGen and the Deed Administrators entered into a Heads of Agreement with CBio under which CBio acquired a 51% interest in BresaGen as part of a DCA, subject to the satisfaction of certain conditions. We understand that the creditors of BresaGen approved the DCA incorporating the CBio Offer at a meeting of creditors held on 3 May 2004.

We understand that the Deed Administrators entered into a DCA with CBio on 24 May 2004, which allows the CBio Offer to proceed and be put to BresaGen shareholders for their consideration. The Deed Administrators will retain control of the Company until such time as the DCA is effectuated.

On 25 May 2004 the Deed Administrators announced to the shareholders that the documents for the merger between BresaGen Inc, and Cythera, were executed. The merger was completed on 28 June 2004, with BresaGen holding a 39% interest in Cythera with a value of $USD 4,723,778, and comprising 722,609 ordinary shares, 2,350,249 Series A-1 preference shares and 76,327 Series A-2 preference shares. At the time of execution of the merger documentation, it was expected that BresaGen's equity interest in Cythera would be diluted to approximately 30% as further equity funding was required to finance the on-going research and development of Cythera.

On 13 August 2004 the Deed Administrators advised that Cythera was considering a proposal to merge with a second company, Novocell, and embark upon a further $US25 million capital raising. The effect of this proposed merger with Novocell is to further dilute BresaGen's equity interest to approximately 6.79%.

The Deed Administrators have advised that they are yet to make a decision on whether or not BresaGen will approve the proposed merger of Cythera and Novocell, in its current capacity as 39% shareholder of Cythera.

As at the date of this report, it is expected that the proposed merger between Cythera and Novocell will be completed by 20 August 2004, subject to the approval of the Cythera and Novocell shareholders.

2.2 Corporate Structure

The Corporate Structure of BresaGen is represented diagrammatically below:


BresaGen Limited
Protein Pharmaceuticals
39%
Cythera, Inc
Cell Therapy
100%
Generipharm, Inc
Microinjection
Technology
100%
Metrotec Pty Ltd
DORMANT
100%
BresaGen
Investments Pty
Ltd
DORMANT
100%
BresaGen
Transgenics Pty
Ltd
DORMANT
50%
BresaGen
Xenograft
Marketing Pty
Ltd
4%
NexGen
Technologies,
Inc

2.3 Capital Structure

2.3.1 Ordinary shares

BresaGen has been listed on the ASX since 21 September 1999. On 19 January 2004, the ASX announced a trading halt of the BresaGen shares. At this time there were 54,498,563 BresaGen ordinary shares on issue, trading at 26 cents per share. BresaGen was capitalised at approximately $14.2 million.

Summarised in the table below are BresaGen's top twenty shareholders and the percentage holding of each shareholder at 20 January 2004, as detailed in the Computershare Investor Services Pty Ltd register:

BresaGen - Top 20 Shareholders	Number of Shares	Percentage of Share Capital
Adelaide Research & Innovation Pty Ltd	3,447,526	6.33%
MDP Holdings Inc	2,633,520	4.83%
Cambooya Pty Ltd	1,799,016	3.30%
Hambro-Grantham Investments Ltd	1,799,016	3.30%
ANZ Nominees Ltd	1,750,962	3.21%
3I Bioscience Investments Trust plc	1,594,696	2.93%
British Biotech plc	1,101,290	2.02%
JP Morgan Nominees	1,057,076	1.94%
Mr Rudy Mazzocchi	763,506	1.40%
Dr John Kucharczyk	743,415	1.36%
Mr Frank Groenewegen	579,550	1.06%
Stice-Reiter Family Ltd	453,640	0.83%
Mr Daniel Wigart	453,640	0.83%
Merrill Lynch (Australia) Pty Ltd	439,020	0.81%
Mr Gunnar Pah	405,685	0.74%
Westpac Custodian Nominees	377,291	0.69%
Dr Michael Moseley	300,970	0.55%
Kale Capital Corporation Ltd	254,000	0.47%
Mr John Apostolakis	230,000	0.42%
National Nominees Ltd	223,449	0.41%
Total Top 20 Shareholders	**20,407,268**	**37.43%**

Following completion of the CBio Offer, the existing shareholders will hold 54,498,563 ordinary shares comprising 49% of issued capital and the new shareholder, CBio, will hold 56,722,994 ordinary shares comprising 51% of issued capital. The total number of ordinary shares on issue will increase to 111,221,557, as detailed in the table below:

BresaGen - Summary of BresaGen Share and Option Holders Prior to and After the CBio Offer			
Prior to the CBio Offer	**Ordinary Shares**	**%**	**Options**
Existing Shareholders	54,498,563	100%	4,975,218
After the CBio Offer	**Ordinary Shares**	**%**	**Options**
Existing Shareholders	54,498,563	49%	4,975,218
New Issue to CBio Ltd	56,722,994	51%	
TOTAL	**111,221,557**	**100%**	**4,975,218**

Note: The above analysis excludes any conversion assumptions associated with the CBio $3.4 million Convertible Note Facility.

CBio's potential shareholding will increase by 68,000,000 ordinary shares to a maximum of 124,722,994 ordinary shares (approximately 69.6%, assuming a minimum issue price per ordinary share of 5.0 cents upon conversion) in the event CBio elects to convert rather than redeem its Convertible Notes, subject to shareholder approval of the Convertible Note Facility. The actual number of ordinary shares upon conversion of the note(s) will ultimately be determined by the market conditions at the time of conversion, together with ASX approvals.

2.3.2 Options

The number of unissued ordinary shares for which options are outstanding as at 30 June 2003 is 4.975 million comprising the following:

BresaGen - Summary of Option Holders as at 30 June 2003

Category of Option Holder	Exercise Price	2003 000's
BresaGen Employee Options *(Note 1)*	$0.27 to $1.55	2,875
Consultant Options *(Note 2)*	$0.30	100
Options due on or before 8 November 2005 *(Note 3)*	$1.50	2,000
Total Options		4,975

Source: 30 June 2003 Annual Report.

Note 1: BresaGen Employee Options

There are four BresaGen Employee Option plans in existence, as follows:

1) BresaGen Employee Options Incentive Plan (implemented 24 June 1999);
2) US BresaGen Employee Options Incentive Plan (approved 5 October 2002);
3) Employee Options Incentive Plan (pre - 24 June 1999); and
4) Management Option Plan (approved 9 November 2000).

In general, these plans are only available to employees of BresaGen who have been employed for a period not less than 12 months. The exercise price of any option is within the range $0.27 to $1.55 and varies according to the plan, as does the exercise period. The employee options lapse on the date on which the option holder ceases to be an eligible employee for any reason other than death, retirement or disability, other than the Management Option Plan.

Note 2: Consultant Options

On 30 May 2003 a consultant to BresaGen was issued 100,000 options as part of the terms of the consultancy agreement. These options have an exercise price of $0.30, and are exercisable as follows:

- one third anytime after the first anniversary of the execution of the Consultancy Agreement;
- one third anytime after the second anniversary ; and
- the remaining one third after the third anniversary.

The options will lapse on the fifth anniversary of issue of the options.

Note 3: Options due on or before 8 November 2005

On 9 November 2000, as part of the merger of CytoGenesis, Inc shareholders were granted options over 2 million unissued ordinary shares which expire on 8 November 2005. The exercise terms and price are the same as those of the Management Option Plan (also approved 9 November 2000).

2.3.3 Restricted Securities

As at 28 August 2003, 10 million ordinary shares were subject to voluntary escrow. Further details of these restricted securities are provided in Section 3.2 of this report.

2.4 Directors

As at the date of this report, the directors and secretary of BresaGen are as follows:

- Mr Rudy Mazzocchi (Chairman);
- Mr John Kucharczyk (Non-Executive Director); and
- Mr Linton Burns (Company Secretary).

We understand that the Board will be restructured after the date of this report at the General Meeting of Shareholders to consider the transaction contemplated by the DCA. A resolution requiring the abovementioned directors to resign to make way for the following CBio appointed directors will be put to Shareholders:

- Mr Stephen Jones - current Chairman of CBio;
- Dr Wolfgang Hanisch - current Director and Chief Executive Officer of CBio; and
- Dr Meera Verma - current Chief Operating Officer of BresaGen's Proteins Pharmaceutical Division.

It is proposed that immediately following the General Meeting of Shareholders the restructured Board will appoint Bryan Dulhunty as Company Secretary.

2.5 Overview of Operations

As previously mentioned, BresaGen is an Adelaide-based biotechnology company. The Company has offices and laboratories in Adelaide, Australia and Athens, Georgia USA and prior to the appointment of the Deed Administrators, was represented by two divisions, Cell Therapy and Protein Pharmaceuticals.

In early 2003, BresaGen moved to its new purpose-built 3,000 square metre facility located at 8 Dalgleish St, Thebarton, which is FDA approved.

The Company has a professional team of qualified and experienced research and development scientists and technicians, comprising 30 employees.

BresaGen's Reproductive Biotechnology division was transferred to the University of Adelaide, effective 1 July 2003. This division undertook research to improve the efficiency of proprietary methodology and develop xenotransplant technologies in pigs.

2.5.1 Cell Therapy

The Cell Therapy division represents a research and development program that takes the Company's proprietary position in embryonic stem cell differentiation and applies it to the treatment of neurodegenerative disease and gene-based disorders. Annual revenue for the division financial year ended 30 June 2003 was $2.281 million, the majority of which was comprised of grants.

As previously mentioned, on 25 May 2004 the Deed Administrators announced to the BresaGen shareholders that the documents for the merger between wholly owned subsidiary BresaGen Inc, and US based Cythera, were executed. The merger was completed on 28 June 2004, with BresaGen currently holding a 39% interest in Cythera, the merged entity, with a value of $4,609,287, and comprising 722,609 ordinary shares and 2,350,249 Series A-1 preference shares. It is expected that BresaGen's equity interest in Cythera will be diluted as further equity funding is required to finance the on-going research and development of Cythera.

Management has advised the following advantages and synergies of the merger:

- BresaGen has cell lines that qualify for US NIH research funding, which Cythera did not;
- The merger broadens the research and development programs with BresaGen focussing on a treatment for Parkinson's Disease (PD) and Cythera focussing on diabetes;
- Both companies contribute the intellectual property in their respective areas to the merged entity; and
- Cythera has financial backing from a sophisticated US venture capitalist, Sanderling Ventures ("Sanderling"). Sanderling is supportive of the merger and has committed to providing the merged entity with additional funding as well as assisting with finding other new investors.

The merged entity will continue to focus on developing its hESC technology to find treatments for diabetes and PD. Essentially this requires finding ways to produce homogenous cell types required for the specific treatments and then conducting the appropriate pre-clinical and clinical trials. It is still too early to predict the timing for the merged entity entering human clinical trials which are commonly seen as a critical value adding point in the development of a biotech companies technology.

2.5.2 Protein Pharmaceuticals

This technology is a long established part of BresaGen's business. Over the course of thirteen years, BresaGen has developed a capability to manufacture certain classes of proteins. Research and production of cost effective technology to express and purify recombinant proteins on a commercial scale. BresaGen's Protein Pharmaceuticals division has two products, human Growth Hormone (hGH) and EquiGen™, and a contract services business unit, ProtEcol™ Services. Annual revenue for the financial year ended 30 June 2003 was $1.811 million, of which the majority was derived from the ProtEcol™ Services business unit.

EquiGen™ is an equine growth hormone product for use in horses and is manufactured by BresaGen worldwide. It also has application in the fields of fertility treatment and tissue repair, and EquiGen is a registered trademark. There is no specific patterns on EquiGen™, as details of the protein are in the public domain.

In December 2001, BresaGen entered into a ten year Distribution Agreement with CSL Ltd, for CSL to be the exclusive marketer and distributor of equine somatotropin (eST), or EquiGen™, in Australia and New Zealand. The contract provides for the sale of bulk active ingredient to CSL at an agreed price and for CSL to supply vialed product to BresaGen for sale outside CSL's territory. CSL recently sold its animal health business (including its marketing and distribution rights) to Pfizer Animal Health.

Human Growth Hormone (hGH) is a licenced therapeutic for growth hormone deficient disorders in children such as short stature, Turner's Syndrome and chronic renal insufficiency. In many countries the drug is also approved for adult growth hormone deficiency.

In December 2003, BresaGen entered into a five year Supply Agreement with Daroo Sazi Samen ("Samen") for the exclusive supply to Samen of bulk recombinant proteins, namely human growth hormone active pharmaceutical ingredient (hGH API).

ProtEcol™ Services is the contract service business unit within BresaGen offering process development and manufacture of recombinant peptides and proteins to third parties. ProtEcol™ is a registered trademark.

The Company's facility has Australian GMP certification, and is also recognised by the EMEA. BresaGen has entered into a number of service agreements with biotech companies in Australia including Metabolic Pharmaceuticals Ltd and CBio, and with pharmaceutical and drug delivery companies in the US, including Alza Corp and Pepgen Corp.

2.6 Overview of the Market

Applications of biotechnology are extremely broad. BresaGen's interest is restricted to defined human and veterinary healthcare segments.

Management has provided the following general information in relation to the biotechnology industry at present:

- The biotechnology industry revenue has tripled in size to $35 billion over the last 10 years;
- Currently there are more than 370 biotech drug products and vaccines in clinical trials targeting more than 200 diseases;
- There are over 1,450 biotech companies in the US with 342 being publicly held. As of April 2003, the biotechnology industry had a market capitalisation of $206 billion compared to its maximum capitalisation of $353 billion achieved in 2000;
- The industry spent over $15 billion on research and development in 2001 in the US and over $63 billion in capital has been raised since 2000;
- The US biotechnology industry employs approximately 191,000 people;
- Datamonitor predicts that the biopharmaceutical sector and, specifically the Therapeutic Protein market, will more than double in size from its 2001 base of $US27 billion to $US59 billion by the year 2010;
- From 1998 to 2001 the Therapeutic Proteins market experienced growth of over 19%, and therapeutic proteins are increasing in importance in the pharmaceutical industry; and
- Industry analysts predict that significant changes will occur in this therapeutic proteins market led by the emergence of generic biopharmaceuticals (biogenerics), as patents granted in the past in relation to some of the current best selling biopharmaceuticals begin to expire.

2.6.1 Cell Therapy

The market for cell therapies is difficult to estimate as it is still an emerging field. There is considerable competition in the development of cell therapies, although for competitors to remain financially viable they need substantial financial resources, marketing capabilities, and experience in bringing drugs and new technologies to market and obtaining regulatory approvals.

2.6.2 Protein Pharmaceuticals

Human Growth Hormone (hGH) was one of the first proteins produced by BresaGen using recombinant means, and it is now registered for a number of clinical indications worldwide. BresaGen has applied for patent protection (Australian Provisional Patent Application PR3391) on a proprietary fusion compound that enables a cost effective route to recovery of the bacterially expressed recombinant protein.

There are a number of recombinant growth hormones available worldwide. The value of the US and Asia-Pacific markets are estimated to be $US1.8 billion and $US400 million, respectively. There are five (5) current suppliers in Australia, and the Australian market is estimated to be worth $A20 million.

EquiGen™ is also produced by BresaGen utilising the same technology as hGH. In 1999, BresaGen registered and received Australian marketing approval for EquiGen™ (horse growth hormone), the first registration of equine somatotropin in the world. Although the horse industry is large (on a national and global scale), EquiGen™ is currently a niche product in the market place. Whilst BresaGen does not have patent protection, there are significant barriers to entry for potential competitors, including process patterns for manufacture, completing genetic engineering, achieving registrations and marketing approvals, and establishing production. The target market for EquiGen is the high value animal.

2.6.3 ProtEcol™ Services

On both a national and global scale there is a shortage of outsource production capacity for biopharmaceuticals. One constraint is the fact that fully licensed GMP facilities are expensive and take considerable time to attain accreditation. We understand there is only one other company in Australia actively selling its resources, comparable to BresaGen's ProtEcol™ Services business unit.

2.7 Description of Investments

2.7.1 BresaGen, Inc

BresaGen, Inc ("B Inc") is a US-based, wholly owned subsidiary of BresaGen. B Inc was incorporated in late 2000 for the purpose of a merger with CytoGenesis, a US private company acquired by BresaGen with expertise in stem cell therapy. Since its incorporation BresaGen has loaned in excess of $A10 million to B Inc, and B Inc has also received USA Federal Government funding for cell therapy research.

As previously mentioned, on 25 May 2004 the Deed Administrators announced to the BresaGen shareholders that the documents for the merger between B Inc and Cythera were executed, with the merger being completed by 28 June 2004.

The main elements of the merger are as follows:

- The merged entity, Cythera, contemplates the following ownership structure:

BresaGen - Summary of Proposed Ownership Structure of Merged Entity, Cythera Inc

Shareholder	Ownership %
BresaGen Limited	30%
Cythera Inc	30%
New Investors	30%
Merged Entity Employees	10%
Total	100%

Source: Report by Administrators Issued in Accordance with Section 439A of the Corporations Act, dated 21 April 2004.

The merger was completed on 28 June 2004, with BresaGen holding a 39% interest in Cythera with a value of $USD 4,724 million, and comprising 722,609 ordinary shares, 2,350,249 Series A-1 preference shares and 76,327 Series A-2 preference shares. At the time of execution of the merger documentation, it was expected that BresaGen's equity interest in Cythera would be diluted to approximately 30% as further equity funding was required to finance the on-going research and development of Cythera.

- The New Investors along with Sanderling Venture Capital ("Sanderling") will inject $US5 million into the entity for its 30% shareholding, subject to the satisfaction of a number of conditions (at the date of this Report, BresaGen was entitled to a 39% ownership interest in the Merged Cythera as a portion of the New Investors funds had not been received). This equity injection of $US5 million for a 30% interest in the merged entity, Cythera, implies a total value for the merged entity in the order of $US16 million;

- The intercompany B Inc loan in excess of $10 million is to be forgiven;

- Pursuant to a Put/Call Option Agreement, Sanderling has granted to BresaGen an irrevocable right and option to require Sanderling to purchase all of the shares from BresaGen for an aggregate purchase price of $US880,000. The Put/Call Option expires on the earlier of three months from the effective date or two days after the date on which the DCA is terminated or effectuated with CBio. This enables BresaGen to cash out its interest in B Inc for $US880,000;

- There is a twelve (12) month escrow agreement in relation to 10% of BresaGen's anticipated 30% shareholding in the merged entity, for the purpose of satisfying BresaGen and B Inc's indemnification obligations in relation to representations and warranties under the terms of the merger contract; and

- There is a reciprocal arrangement with a term of twelve (12) months for BresaGen in respect of satisfying Cythera's indemnification obligations in relation to representations and warranties under the terms of the merger contract, whereby Cythera agrees to issue to BresaGen ordinary shares equivalent to 10% of BresaGen's anticipated 30% shareholding in the merged entity.

However, we understand that subsequent to the completion of the abovementioned merger between B Inc and Cythera on 28 June 2004, the newly merged entity, Cythera, has entered into merger negotiations with Novocell.

On 17 August 2004, the Deed Administrators have advised that the effect of the proposed merger between Cythera and Novocell is as follows:

i) An initial deterioration in the implied value of BresaGen's current 39% interest in the newly merged entity, Cythera, from $US4.724 million to $US3.9 million (i.e. from $1.50 per share to $1.22 per share) prior to the merger between Cythera and Novocell, due to a revision in implied value of the merged entity, Cythera, from approximately $US16 million to $US10 million. This is also consistent with the treatment of Novocell which has been attributed an implied value of $US10 million down from $US20 million;

ii) A dilution in BresaGen's 39% interest in Cythera to 9.76% immediately post-merger with Novocell due to the conversion rates applied to the classes of shares held by BresaGen and a proposed $US10 million capital raising; and

A summary of BresaGen's proposed 9.76% shareholding in the newly merged entity (Cythera and Novocell) is provided in the table below:

Summary of BresaGen Shareholding in Newly Merged Entity (Cythera Inc and Novocell Inc)

Security	Current BresaGen Shareholding in Cythera Inc	Conversion Rate (per share) upon Merger with Novocell Inc	New BresaGen Shareholding in Newly Merged Entity	Value per share in Newly Merged Entity ($US)	Total Value of BresaGen Shareholding in Newly Merged Entity ($US)
Common Stock	722,609	1.6700310	1,206,779	1.00	$ 1,206,779
Series A1 Preferred	2,350,249	0.8509753	2,000,000	1.00	$ 2,000,000
Series A2 Preferred	76,327	1.5000000	114,491	1.00	$ 114,491
Total	**3,149,185**		**3,321,270**		**$ 3,321,270**

Source: Deed Administrators.

iii) A further dilution in BresaGen's 9.76% ($US3.32 million) interest in the merged entity to approximately 6.79% ($US3.2 million), following a further proposed $US15 million capital raising, assuming BresaGen does not participate in the proposed capital raising;

iv) The Deed Administrators have advised the newly merged entity (Cythera and Novocell) will have a value of approximately $US34 million prior to the proposed $US15 million capital raising, and a value of approximately $US49 million in the event the $US15 million capital raising is successful.

We understand that representatives of Cythera and Sanderling have advised the Deed Administrators that the reduction in value of Cythera, from $US16 million to $US10 million, was due to the following:

a) Detailed arm-length discussions and negotiations between the two entities, Cythera and Novocell;

b) Determining a merged value that would enable substantial investment funding to be achieved at an entry price based on current market conditions;

c) There are currently difficulties in the Venture Capital market especially as regard to price. The major determinant to price is the status of an entity's research and development and how close it is to entering a clinical trials stage. It is not anticipated that Cythera would reach the clinical trials stage before a period of 2 years whereas Novocell is expected to reach this stage by the end of 2004;

d) Novocell was notionally valued at $US20 million. Under the merger, that valuation reduces to $US10 million, consistent with the value ascribed to Cythera; and

e) Cythera was notionally valued at $US12.3 million (prior to the raising of the proposed $US3.5 million venture capital money).

Representatives of Cythera and Sanderling have advised the Deed Administrators of the following benefits of the proposed merger between Cythera and Novocell:

- *"Novocell is much more advanced in its clinical development than Cythera and will likely have strong proof-of-concept from human clinical trials within 12 months. Hence, Cythera shareholders can benefit from the substantial increase in value that normally impacts biotechnology companies when they demonstrate efficacy in humans. If we did not proceed with this merger, it would take at least 3 years, and involve considerable more risk, for Cythera to realize such a valuation impact by itself. Furthermore, if the upcoming Novocell trial is successful, there is a real possibility that it can be extended to become a 'pivotal' trial (providing a basis for product approval by the FDA) and, therefore, the basis of an IPO on a public market in the US. The merger with Novocell provides Cythera shareholders with both a lower risk and shorter time to achieve a significant valuation increase and opportunity to achieve liquidity."*

- *".......the combined company will be much better capitalized – a fact that, by itself, may allow the core Cythera technology to be developed more quickly."*

As previously mentioned, the Deed Administrators have advised that they are yet to make a decision on whether or not BresaGen will approve the proposed merger of Cythera and Novocell, in its existing capacity as 39% shareholder of Cythera.

As at the date of this report, it is expected that the proposed merger between Cythera and Novocell will be completed by 20 August 2004, subject to the approval of the Cythera and Novocell shareholders.

2.7.2 Generipharm Inc

Generipharm Inc is a US-based wholly owned subsidiary of BresaGen, and was incorporated in 2003 for the purpose of the "spin-out" of the Protein Pharmaceuticals division of BresaGen. USA investment bankers, Caymus Partners, were engaged by BresaGen to undertake a private equity raising in the order of $US20 million for its Protein Pharmaceutical division, however the capital raising has not been successful as at the date of this report.

Generipharm acquired intellectual property known as "iDose" for a sum of $US100,000. iDose is a minimally invasive drug delivery system, and is the subject of a provisional US patent filed on 20 December 2002.

Generipharm has no other assets.

2.7.3 BresaGen Xenograft Marketing Pty Ltd

BresaGen holds a 50% interest in BresaGen Xenograft Marketing Pty Ltd ("BXM"), with St Vincent's Hospital owning the remaining 50%.

The Company acts as trustee of the Bresatec/St Vincents Xenograft Trust. Liabilities incurred on behalf of the Trust are not recognised in the financial report when it is not probable that the Company will have to meet any of those trust liabilities from its own resources. When it is probable that the company will have to meet some trust liabilities a liability for the Deficiency in Trust Right of Indemnity is brought to account.

For the years ended 30 June 2002 and 30 June 2003 the trust has not incurred any liabilities.

The financials for the year ended 30 June 2003 reported an operating loss of $1,196 and a net asset deficiency of $14,100. The operating loss was predominantly related to the costs of BresaGen conducting research on behalf of a large pig producer exceeding the contract research monies received from this pig producer to conduct research on its behalf.

Management has advised the following in relation to its investment in BXM:

- Much of the intellectual property in this area was developed under the R&D Syndicate;
- Baxter Healthcare has rights in the field of xenotransplantation (xeno) and human blood protein production, with a 5% royalty back to BXM. As BresaGen owns 50% of BXM that equates to 2.5%, before expenditure, back to BresaGen;
- Commercialisation of xeno for human treatments (organ transplants, diabetes etc) is still a long way off given the regulatory issues surrounding cross-species transplants. On top of this a lot of technical issues due to the human body rejecting foreign organs and the acceptance by recipients of pig organs could reduce the commercial success;
- All non-xeno applications are licensed to BXM; and
- The pig producer, through the contract research agreement, have an exclusive licence to the Syndicate IP as it relates to the cloning of non-genetically modified animals. There is a royalty stream back to BXM on the commercialisation by the pig producer in the area of their licence.

2.7.4 NexGen Technologies, Inc.

BresaGen holds a 4% interest in NexGen Technologies, Inc. ("NexGen"), a US-based devices company. This investment arose out of the Company's decision in late 2003 to divest the allied catheter business as it was no longer considered a core development technology.

On 25 November 2003, BresaGen announced that it had agreed to assign its exclusive intellectual property licences from the University of Virginia, the University of Minnesota, Virginia Commonwealth University and Stanford University related to catheters for improved survival and distribution of cells and imaging methods for visualising implanted living cells, to US-based devices company NexGen Technologies, Inc. ("NexGen").

In return, NexGen provided BresaGen with a non-exclusive licence to use the FDA-approved neurological cell therapy catheter with its own products, such as a treatment for Parkinson's Disease. NexGen also paid to BresaGen $US250,000 upon assignment of the intellectual property licences and granted a 4% equity interest in NexGen.

2.7.5 Other Investments

We understand the following BresaGen investments are dormant, and do not contain any assets or liabilities as at the date of this report:

BresaGen - Summary of Other Investments

	Investment	Holding
1	Metrotec Pty Ltd	100%
2	BresaGen Investments Pty Ltd	100%
3	BresaGen Transgenics Pty Ltd	100%

Source: Management and Deed Administrators information.

2.8 Intellectual Property Rights

A summary of BresaGen's intellectual property rights is listed in the table below:

Patent Description	Ownership	Priority Filing Date & Expiration Date	Status
Leader-Ubi-Fusion Protein This application discloses Company's unique fusion proteins enabling production of high yields of proteins and peptides	BresaGen	November 11, 2002 Expiration 2023	Australian provisional application. Further amendments on PTH added in March 2003
AOD manufacture As the application is to be filled no details can be disclosed at this time	BresaGen	To be filed	Provisional application being drafted
Method for solubilization and naturation of somatotropin	Non exclusive w/wide licence from AHP	October 19, 1989 Expiration in U.S. 2009	Granted in most countries applied for, including U.S., EU, and Australia
Methods and Constructs for high yield expression of Clostripain	Exclusive w/wide licence in certain fields from Restoragen	May 24, 2002 Expiration 2023	60/383357. PCT filed May 23, 2003 PCT/US03/16642
Methods and DNA Constructs for high yield production of polypeptides	Exclusive w/wide licence in certain fields from Restoragen	May 24, 2002 Expiration 2023	60/383212. PCT filed May 23, 2003 PCT/US03/16645
Methods and DNA Constructs for high yield production of polypeptides	Exclusive w/wide licence in certain fields from Restoragen	May 24, 2002 Expiration 2023	60/383370. PCT filed May 23, 2003 PCT/US03/16643
Polypeptide amidation process	Exclusive w/wide licence in certain fields from Restoragen	May 24, 2002 Expiration 2023	60/383362. PCT filed May 23, 2003 PCT/US03/16648
Peptide Derivatization process	Exclusive w/wide licence in certain fields from Restoragen	May 24, 2002 Expiration 2023	60/383364. PCT filed May 23, 2003 PCT/US03/16644
Method for universal enzymatic production of bioactive peptides	Exclusive w/wide licence in certain fields from Restoragen	May 24, 2002 Expiration 2023	60/383380. PCT filed May 23, 2003 PCT/US03/16470
Polypeptide Cleavage Process	Exclusive w/wide licence in certain fields from Restoragen	May 24, 2002 Expiration 2023	60/383488. PCT filed May 23, 2003 PCT/US03/16468

Source: BresaGen Information Memorandum dated February 2004.

BresaGen also has three Perfusion Patents registered in the US, as follows:

BresaGen - Summary of Perfusion Patents	
Perfusion Patent	**US Patent No.**
Magnetic Resonance Imaging ("MRI")	5,833,947
Methods for detecting blood perfusion variations by MRI	5,190,744
Methods for detecting blood perfusion variations by MRI	5,494,655

Source: Report by Administrators Issued in Accordance with Section 439A of the Corporations Act, dated 21 April 2004.

2.9 Licences & Accreditations

A summary of BresaGen's licences and accreditations for BresaGen is tabled hereunder:

BresaGen - Summary of Licences & Accreditations	
Licensor	**Description of Licence**
Australian Quarantine & Inspection Service	Permit to import quarantine materials
Environmental Protection Authority	Licence to produce listed waste
Department of Human Services	Manufacturers licence for poisons
SA Water	Trade waste discharge permit
Office of the Gene Technology Regulator	Gene Tehnology
Therapeutic Goods Administration	GMP manufacturing

Source: BresaGen Information Memorandum , dated February 2004.

2.10 Share Price Performance

BresaGen obtained its ASX listing on 21 September 1999. The subscription price of ordinary shares under the Company's initial public offering was $1.00. BresaGen's share price closed at $1.09 on its first day of trading.

A summary of BresaGen's share price performance since 21 September 1999 is set out overpage.

BresaGen - Share Price History

Period	Share Price High ($)	Share Price Low ($)	Share Price Close ($)	Ave Monthly Volume (000s)
1999				
September to December	1.95	1.03	1.44	2972.6
2000				
January to March	1.53	1.05	1.40	1,432.76
April to June	1.51	0.81	1.31	954.15
July to September	1.92	1.35	1.70	1,976.78
October to December	1.75	1.35	1.45	797.12
2001				
January to March	1.50	0.99	1.10	761.41
April to June	1.34	0.95	1.01	871.48
July to September	1.27	0.74	0.90	2,108.63
October to December	1.13	0.80	1.09	1,647.53
2002				
January to March	1.22	0.90	0.98	1,239.32
April to June	1.06	0.67	0.71	1,089.46
July to September	0.68	0.37	0.42	888.56
October to December	0.77	0.22	0.47	5,891.63
2003				
January to March	0.62	0.24	0.29	2,838.43
April to June	0.48	0.24	0.32	6,467.44
July to September	0.50	0.28	0.40	10,947.80
October to December	0.41	0.22	0.23	3,479.15
2004				
January	0.27	0.23	0.26	1,662.13

Source: Commsec

Movements in BresaGen's share price and volumes since listing on 21 September 1999 are depicted graphically below:

BRESAGEN SHARE PRICE HISTORY and TRADING VOLUMES
21 September 1999 - 19 January 2004


Volume ('000)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Share Price ($)
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
21-Sep-99
21-Dec-99
21-Mar-00
21-Jun-00
21-Sep-00
21-Dec-00
21-Mar-01
21-Jun-01
21-Sep-01
21-Dec-01
21-Mar-02
21-Jun-02
21-Sep-02
21-Dec-02
21-Mar-03
21-Jun-03
21-Sep-03
21-Dec-03

In the twelve months preceding the suspension from the ASX the Company's share price traded from a high of 62 cents to a low of 22 cents. BresaGen's last traded share price was 26 cents on 19 January 2004, which equated to a market capitalisation of $14.2 million.

2.11 Major Risks

2.11.1 Liquidity

As currently experienced, BresaGen cannot guarantee that it will continue to be listed on the ASX, or any other stock exchange, or that its shares will remain quoted. This may inhibit the sale and/or transfer of shares.

2.11.2 Competition

The biotechnology and medical products industry is highly competitive and intellectual property positions can be uncertain. In particular, competitive pressure is created by the race for commercialisation of research breakthroughs.

BresaGen faces competition from existing biotechnology companies and investment companies seeking to acquire promising biomedical technologies in early stages of development. BresaGen will also face competition from other biotech and pharmaceutical companies developing similar products which may perform better in clinical trials or in the market.

2.11.3 Pharmaceutical Development and Technical Risk

There are many risks inherent in the development of novel pharmaceuticals and other medical products, particularly where these are in early stage development. Projects can be delayed, or fail, or research cease to be viable for a range of unexpected technical reasons including failure to duplicate the results from model studies in clinical trials in target species, as was the case with E21R. Products may also fail due to unforeseen, but unacceptable side effects.

The process of scientific discovery is inherently uncertain and positive outcomes cannot be guaranteed. Therefore there is no certainty that any of BresaGen's research and development will be successful, or that the Company will develop technology that is commercially desirable.

2.11.4 Regulatory Risk

Pharmaceutical and medical products are subject to intense scrutiny by regulatory authorities which may result in delays or even a failure to obtain marketing approval. Cell Therapy is a highly regulated activity internationally, and the ability to conduct all of the Cell Therapy research planned may be impeded or prevented by current or future legal or ethical regulations.

There can be no assurance that products under development by BresaGen will successfully progress through all testing stages necessary for regulatory approval and that regulators in all markets will accept its clinical use, which presents commercial risk for the Company.

Companies may also face liability where products, once approved do not achieve expected performance or safety standards.

2.11.5 Intellectual Property

Intellectual property rights in relation to the biotechnology and pharmaceutical industries are a complex area. Disputes over intellectual property rights are common, and can be expensive and protracted.

Provisional patent applications and international patent applications may not result in granted patents for a number of reasons, including:

- The existence of patent applications made by other parties for the same or similar claims, with an earlier priority date;
- Prior disclosure of the work; and
- The work is deemed to be insufficiently novel or inventive.

The validity of patents can also be challenged in a court of law.

Therefore the following cannot be guaranteed:

(i) Patent applications will result in issued patents;
(ii) Competitors will not use, without being licenced, the technology which is the subject of the patent, or
(iii) The use of intellectual property will not infringe intellectual property rights of third parties.

2.11.6 Future Fundraising

Notwithstanding that BresaGen has revenue streams available from its two products, hGH, and EquiGen™ , and the ProtEcol™ Services business unit, BresaGen is also dependent on fundraisings in order to fund its operating costs. The availability and costs of such further funding given BresaGen's difficult financial history will depend upon the success of the proposed restructure with CBio, market circumstances and other factors prevailing at the time such funding is required. If BresaGen is unable to obtain such funding when required by it, there is a risk it may not be able to continue operating in its restructured form.

2.11.7 Loss of Key Personnel

BresaGen is heavily dependent on its skilled and experienced senior management team. The loss of one or more of these key individuals could create significant issues for the effective management of the business until a suitable replacement is identified.

2.11.8 Barriers to Entry

Following are the main competitive barriers to entry:

- Completing genetic engineering;
- Achieving registrations and marketing approvals; and
- Establishing production.

2.11.9 Foreign Exchange Risk

BresaGen has holdings of foreign currency (principally US dollars) which are available to offset risks associated with purchase commitments denominated in foreign currencies.

In addition, the investment in Cythera is denominated in US dollars and will be subject to volatility in the USD:AUD foreign exchange rate.

3. Financial Performance

3.1 Historical Operating Performance

A summary of BresaGen's consolidated operating performance for the three years ended 30 June 2003, and for the period 1 July 2003 to 30 April 2004 (inclusive of the Administrator's trading period from 20 January to 30 April 2004), is tabled below:

BresaGen - Summary of Historical Operating Performance

Period Ended	2001 $ 000's	2002 $ 000's	2003 $ 000's	30-Apr-04 $ 000's
Income				
Sales Revenue	1,187	1,473	1,905	2,030
Research & Development Income	3,263	3,362	2,900	1,195
Other	25	250	38	7
Total Operating Revenue	**4,475**	**5,085**	**4,843**	**3,232**
EBITDA	**(7,335)**	**(9,803)**	**(8,259)**	**(3,856)**
Depreciation & Amortisation	(452)	(3,022)	(6,043)	(1,465)
EBIT	**(7,787)**	**(12,825)**	**(14,302)**	**(5,321)**
Net Interest	1,291	964	356	(282)
Profit/(Loss) before tax	**(6,496)**	**(11,861)**	**(13,946)**	**(5,603)**

Source: Audited Annual Accounts, and unaudited Management Accounts.
Note: Amortisation includes writeoff of intellectual property
EBITDA = Earnings before interest, taxation, depreciation and amortisation.
EBIT = Earnings before interest and taxation.

The audited financial statements contain the following commentary in relation to BresaGen's historical consolidated operating performance:

- Operating revenue is comprised of the following:
  - Sales of the registered drug EquiGen™ to veterinarians in Australia and the US, the Middle East, Europe and New Zealand;
  - Milestone revenue received from British Biotech;
  - Sales of hGH to research organisations based in the US;
  - Contract income from the protEcol Services business;
  - Grant revenue for research work undertaken from the Australian Government (Cell Therapy);
  - Grant revenue from the US National Institutes of Health (Cell Therapy); and
  - Contract Research Revenue for research conducted by the Reproductive Biotechnology Division.

- The consolidated loss after income tax for the year ended 30 June 2001 was $6.496 million. Expenditure on research and development amounted to $8.026 million.

- The consolidated loss after income tax for the year ended 30 June 2002 was $11.861 million. This consolidated loss incorporated a $2.850 million write down associated with the termination of the collaborative agreement between BresaGen and British Biotech to develop the E21R anti-cancer drug. Expenditure on research and development amounted to $10.146 million. The main reason for the deterioration in operating performance in 2002 was the impact of full year operations for B Inc. In the prior year (2001), B Inc was operating for less than 8 months.

- The consolidated loss after income tax for the year ended 30 June 2003 was $13.946 million. This consolidated loss incorporated a $4.172 million write down of the Company's Cell Therapy intellectual property portfolio. Expenditure on research and development amounted to $8.069 million.

- From 1 July 2002 the Company commenced amortisation of its Cell Therapy Intellectual Property over a ten year period, amounting to an annual $1.3 million amortisation charge. Previous Cell therapy intellectual property was not amortised as it was not generating revenue.

3.2 Financial Position

A summary of BresaGen's audited financial position for the year ended 30 June 2003 is tabled below:

BresaGen - Statement of Financial Position at 30 June 2003	
	$ ' 000s
Current Assets	
Cash	5,860
Receivables	1,184
Inventories	183
Total Current Assets	**7,227**
Non-Current Assets	
Receivables	4
Property, Plant & Equipment	12,095
Intangible assets	8,465
Total Non-Current Assets	**20,564**
TOTAL ASSETS	**27,791**
Current Liabilities	
Payables	1,582
Interest Bearing Liabilities	401
Provisions	614
Total Current Liabilities	**2,597**
Non-Current Liabilities	
Interest Bearing Liabilities	7,142
Non-Interest Bearing Liabilities	5
Provisions	91
Total Non-Current Liabilities	**7,238**
TOTAL LIABILITIES	**9,835**
NET ASSETS	**17,956**
Shareholders Equity	
Contributed Equity	61,084
Reserves	234
Accumulated Losses	(43,362)
TOTAL EQUITY	**17,956**

Source: 2003 Annual Report.

We make the following comments in relation to the audited statement of financial position as at 30 June 2003:

- BresaGen's premises are recognised as a non-current asset in BresaGen's audited statement of financial position as at 30 June 2003, however BresaGen's premises are funded by a DPA with the LMC. Title of the land and building (and certain fixtures and fittings) is retained by the LMC and passes to the Company on payment of the purchase price.

The book value of the land and buildings as recorded in the Management Accounts as at 30 June 2003 is $10.289 million. The corresponding liability to the LMC as at 30 June 2003 in respect to the DPA is $7.543 million;

- The hGH and EquiGen intellectual property (intangible assets) is recorded at cost less amortisation expense, and is supported by an independent valuation based on a discounted cash flow analysis, dated 18 August 2003, prepared by Acuity Technology Management Pty Ltd ("Acuity"). Acuity assessed the value of BresaGen's hGH intellectual property in the range $4.8 million to $7.8 million, and the value of BresaGen's EquiGen™ intellectual property in the range $0.8 million to $1.9 million; and

- The Cell Therapy intellectual property (intangible assets) was written down to $US5 million, as the likely value to be realised through the Cythera Merger.

3.2.1 Subsequent Event

Our review of the 30 June 2003 audited financial statements has identified the following Subsequent Event:

E21R Compensation Claim

On 1 July 2003 BresaGen instituted legal proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science (IMVS), Medvet Pty Ltd and Professor Angel Lopez. The aforementioned parties licenced the anti-cancer drug E21R to BresaGen and were responsible for the initial research in relation to the drug. The action was taken after a collaborative agreement between BresaGen and British Biotech was terminated in July 2002, due to British Biotech being unable to repeat certain published pre-clinical data supplied by the IMVS, Medvet and Professor Lopez.

BresaGen is claiming compensation for breach of contract, misleading and deceptive conduct, negligence and breach of fiduciary duty.

STATUS: The Deed Administrators have advised mediation discussions between the parties commenced in June 2004, however the outcome of this process remains uncertain. Given the confidentiality and sensitivity of negotiations the Deed Administrators were not able to provide any substantive information about the value or merits of the claim.

3.2.2 Contingent Liabilities

Our review of the 30 June 2003 audited financial statements has identified the following contingent liabilities:

Bresatec Transgenic R&D Syndicate No. 1 - $1 million

BresaGen held a 1% interest in a joint-venture, Bresatec Transgenic R&D Syndicate No. 1, formed to further research and develop pig technology. This Syndicate was wound up in October 2000, however BresaGen had agreed to indemnify the Syndicate's major investor, Macquarie Acceptances Ltd, for the Syndicate's costs and expenses relating to the defence or appeal of any action taken by the Australian Taxation Office ("ATO") as a consequence of the ATO's audit of the Syndicate. This indemnity by BresaGen was limited to $1 million plus interest. BresaGen also provided an indemnity in relation to any additional tax which may be payable as a result of an amended assessment.

Pursuant to the agreement with Macquarie Acceptances Ltd, BresaGen's liability was capped at $1 million. As at 30 June 2003, BresaGen's liability was comprised of the following:

i) a deposit of $730,000 lodged with Macquarie Bank Limited, which was refundable to BresaGen in the event the ATO audit had a favourable outcome; and

ii) The issue of 247,662 ordinary shares that had an equivalent value of $266,966.

In addition, the pre-listing shareholders entered into escrow agreements over 10 million shares in the Company, upon assuming on a limited recourse basis BresaGen's liability in excess of the $1 million liability cap. The escrow agreement provides for the net after tax proceeds of sale of those shares would be available in certain circumstances to meet any liability in excess of the $1 million liability cap.

STATUS: As at the date of this report, the Deed Administrators have received confirmation from the Administrative Appeals Tribunal ("AAT") that the objection to the ATO's amended assessment has been allowed and accordingly an amount totalling $749,747 has been refunded to BresaGen (comprising the deposit of $730,000 plus interest). Management has advised that it is Macquarie's view that the matter is finalised and the escrow agreement in respect of the 10 million ordinary shares is lifted.

R&D START Program Grant

As at 30 June 2003, BresaGen had received the following START Program Grant monies:

i) $2,929,500 E21R Grant; and

ii) $3,710,257 Cell Therapy Grant (from available Cell Therapy grant monies totalling $4,928,550).

The Deed Administrators have advised that the Commonwealth Government of Australia has provided a proof of debt for the sum of $31,441.30, which will be adjudicated by the Deed Administrators in the ordinary course.

As at the date of preparing this Report, Equity & Advisory has not been provided with any further information in relation to the above contingencies, nor the likelihood of such contingent liabilities crystallizing in the near future.

Further commentary on the status of these contingent asset and liability balances is provided in Section 5 of this report.

3.3 Financial Forecast

The Company has prepared a financial forecast for the year ending 30 June 2005, assuming the CBio Offer is completed and the DCA is effectuated.

BresaGen - Forecast Operating Performance

Period Ended	**2005 $ 000's**
Income	
Sales Revenue	2,438
Research & Development Income	-
Other	-
Total Operating Revenue	**2,438**
EBITDA	**(1,691)**
Depreciation & Amortisation	(1,554)
EBIT	**(3,245)**
Net Interest	(534)
Profit/(Loss) before tax	**(3,779)**

Source: Management Information.

Note: Amortisation includes writeoff of intellectual property

EBITDA = Earnings before interest, taxation, depreciation and amortisation.

EBIT = Earnings before interest and taxation.

BresaGen is forecast to earn an operating loss of $3.779 million for the financial year ending 30 June 2005. This forecast operating loss excludes the costs of the Administration, and includes an estimated $829,468 write-off of intellectual property.

The cash flow forecast indicates that the Company will remain cash negative for the 12 months ending 30 June 2005, after full utilisation of the total $2.9 million CBio cash consideration in satisfying the terms of the DCA, and drawing down an estimated $914,246 of the CBio $3.4 million Convertible Note Facility. In addition, the cash flow forecast assumes receipt by BresaGen of a further $673,332 from CBio, pursuant to a commercial agreement for CBio to utilise BresaGen's production facilities at Thebarton, Adelaide.

4. Valuation Methodology

4.1 Overview of Valuation Methodology

In determining the value of a share in BresaGen, the task of the valuer is to determine the value of the shares on the basis of what a hypothetical prudent purchaser, who is willing but not anxious buyer, would be prepared to pay to a vendor, who is willing but not anxious to sell, in circumstances where both buyer and seller are fully informed of all operational and financial details. The willing but not anxious buyer would consider the financial benefits which they would obtain by being the owner of the shares and any inherent risks associated with it.

ASIC Practice Note 42 "Independence of Experts' Reports" and ASIC Practice Note 43 "Valuation Reports and Profit Forecasts" provide guidance on the methodologies that an Independent Expert should consider when valuing a company for the purpose of forming an opinion as to the fairness of an acquisition pursuant to the Corporations Law. Practice Note 43 "Valuation Reports and Profit Forecasts" deems the following valuation methods as appropriate for an Independent Expert to consider:

- capitalisation of future maintainable earnings at a multiple appropriate to the industry and the country in which the business operates. To this is added the value of any assets which are surplus to the business's operations;
- the discounted cash flow method;
- the amount that would be distributed to shareholders upon an orderly realisation of assets;
- the amount that an alternative acquirer would be willing to offer if all of the shares in the Company were available for purchase;
- the most recent quoted price of listed securities; and
- the current market value of the asset, securities or company.

ASIC does not suggest that this list is exhaustive or that an expert should use all of the methods of valuation listed above. Rather, each or all of the above valuation methodologies has application in different circumstances. These circumstances include the nature, profitability and financial position of the business being valued and the quality of the information available.

The value ascribed to the business using any of the above methodologies is on the basis of its fair market value as a going concern, defined as the maximum price that would be realised in an open market over a reasonable period of time assuming potential buyers and full information.

4.1.1 Alternative Valuation Methodologies

4.1.1.1 Capitalisation of Earnings

Capitalisation of earnings is the most commonly used method for valuing industrial companies.

The methodology involves capitalising the earnings of a business at a multiple which reflects the risks of the business and the stream of income that it generates. A multiple can be applied to earnings before depreciation and amortisation, interest and tax ("EBITDA"), earnings before interest and tax ("EBIT") or net profit after tax ("NPAT"). These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the share market. EBITDA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing can be influenced by the acquirer.

Application of this valuation methodology involves the determination of three company specific parameters:

- selection of the level of earnings that a purchaser would utilise for valuation purposes, having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance;
- determination of an appropriate capitalisation multiple having regard to the market rating of comparable companies, the extent and nature of competition, the time period of earnings, the quality of earnings, growth prospects and relative business risk; and
- the identification of any surplus assets or liabilities. That is, the estimated realisable value of assets and liabilities associated with the business but not affecting operations, are added or deducted to the value derived by the capitalisation of maintainable earnings approach.

4.1.1.2 Discounting of Project Cash Flows

Discounting of projected cash flows has a strong theoretical basis and is often used to value companies where there is expected to be substantial growth in earnings and cashflow.

The methodology considers economic cash flows. It recognises that money has a time value, and explicitly allows for both the business risk (the nature of the industry in which the business operates) and financial risk (the extent to which debt funding is used to finance operations) of the enterprise to be incorporated in the methodology, via an estimate of the discount rate.

Discounted cash flow valuations involve calculating the net present value of projected cash flows. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream. Considerable judgment is required in estimating future cash flows and the valuer generally places great reliance on the medium to long term projections prepared by management. Typically the net present value is extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicated with any accuracy, particularly beyond the first two or three years.

The net present value is generally also very sensitive to small changes in the discount rate used.

4.1.1.3 Orderly Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses which are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with on-going trading.

This methodology involves reviewing the book value of the assets and liabilities of the business at a particular point in time and adjusting those values for potential differences that may exist between those book values and the proceeds that can be reasonably expected from an orderly realisation.

4.1.1.4 Value to an Alternative Acquirer

The alternative acquirer methodology involves a consideration of the strategic value of the business to an alternative acquirer, having regard to the business' operations and positioning in the market. This requires an assessment of the possible relationships of the acquirer to the target and the synergistic benefits that may exist if the acquirer could gain control.

4.1.1.5 Recent Sales of the Company's Shares

This methodology involves using market price as a benchmark for the value of the business.

4.1.1.6 Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used as a secondary valuation method as a cross check on the result determined by a capitalised earnings valuation or by discounting cash flows. Whilst they are only used as a cross check in most cases, in some industries they are the primary basis on which buyers determine prices. These rules of thumb typically involve the capitalisation of gross revenues or gross margins at an appropriate multiple.

4.2 Selection of Valuation Methodology

The primary factor in determining which methodology to use is the actual practice adopted by purchasers and sellers of the type of business being valued.

The use of each approach depends upon the nature of the business to be valued. For example, the capitalisation of maintainable earnings approach is typically applied to businesses which are a going concern with relatively stable earnings while the discounted cash flow approach is particularly suited to finite life projects or businesses with high growth potential e.g. resource companies and "start-up" projects.

Equity & Advisory has assessed the value of the equity in BresaGen based on the orderly realisation of assets approach for the following reasons:

- The fact that the directors resolved that BresaGen was insolvent or was about to become insolvent, and appointed Mr Bruce Carter and Mr Martin Lewis (Ferrier Hodgson) the Deed Administrators of BresaGen; and
- Due to its history of incurring significant trading losses.

Equity & Advisory has also taken into consideration, as an alternative valuation methodology, the amount that an alternative acquirer would be willing to offer if all of the shares in the company were available for purchase.

The other methodologies were considered inappropriate for the following reasons:

- The capitalisation of future maintainable earnings method is not considered appropriate as BresaGen has a history of negative earnings, and therefore has not established a pattern of stable and predictable earnings;
- The judgement, expertise, and length of time required to accurately prepare cash flows of the business on a regular basis makes the discounting of projected cash flows methodology inappropriate. An application of this methodology generally requires cash flows for a minimum of five (5) years. Management has provided to Equity & Advisory a cash flow forecast for the 2005 financial year only. Accordingly, in the absence of any further detailed financial forecast information and due to the uncertainties relating to the assumptions underpinning the financial forecast for the restructured business, Equity & Advisory is of the opinion that DCF analysis is not an appropriate valuation methodology; and
- We are not aware of any valuation rules of thumb applicable to the industry in which BresaGen operates.

5 Valuation of BresaGen Limited

We consider in this Section our assessment of the valuation of BresaGen.

5.1 Summary of Valuation

Equity & Advisory has valued a BresaGen share in the range Nil to 7.2 cents, based on the methodology and approach discussed in Section 4.

The table overpage sets out Equity & Advisory's estimates of the proceeds that would be available for distribution to shareholders in the event BresaGen was forced to realise all its assets. The basis for the valuation range is as follows:

- In preparing the estimates for the low valuation range, it has been assumed that the time period required to complete a sale of BresaGen's assets, would be under forced sale conditions, and over a time period of 60-90 days;

- In preparing the estimates for the high valuation range it has been assumed that the sale of assets would be concluded on the open market, allowing for adequate advertising to find a willing buyer, with no time constraints, to allow a fair and reasonable sale of those items; and

- The estimates are based on the asset and liability balances as at 30 April 2004, as detailed in the Management Accounts for the period 1 July 2003 to 30 April 2004, information provided by Management post 30 April 2004, and the Deed Administrators' financial information detailed in the Report by Deed Administrators issued in accordance with Section 439A of the Corporations Act, dated 21 April 2004.

Valuation of BresaGen	Report Reference	Low	High
Current Assets			
Cash	5.2	2,617,706	2,617,706
Receivables	5.3	42,437	42,437
Inventories	5.4	56,524	83,367
Total Current Assets		**2,716,667**	**2,743,510**
Non-Current Assets			
Land & Buildings	5.5	Nil	1,100,000
Plant & Equipment	5.6	350,000	1,134,000
Investments:			
Bresagen Inc (100%)	5.7.1	1,230,769	4,645,133
Generipharm Inc (100%)	5.7.2	Nil	139,860
Intangibles (hGH & EquiGen)	5.8	Nil	284,700
Total Non-Current Assets		**1,580,769**	**7,303,693**
Current Liabilities			
Employee Entitlements	5.9	(424,000)	(424,000)
Adjustments to Employee Entitlements	5.9	(791,232)	(349,399)
Creditors & Borrowings	5.10	(2,347,375)	(2,197,375)
Total Current Liabilities		**(3,562,607)**	**(2,970,774)**
Non-Current Liabilities			
Creditors & Borrowings			
Loan - Land Management Corporation	5.5	(2,643,000)	Nil
Total Non-Current Liabilities		**(2,643,000)**	**-**
NET ASSETS		**(1,908,171)**	**7,076,428**
Valuation Adjustments			
Perfusion Patents	5.8.2	13,986	13,986
Realisation Costs	5.12	(1,132,000)	(952,000)
Trading Losses (post 30 April 2004)	5.13	(900,000)	(1,651,268)
Non-Operating Costs	5.14	(135,000)	(85,000)
University of Minnesota Licence Technology	5.16.1	(104,895)	Nil
BresaGen Inc Funding Shortfall	5.16.2	(575,980)	(478,078)
E21R Compensation Claim	5.16.3	Nil	Nil
Total Adjustments		**(2,847,875)**	**(3,166,346)**
VALUATION OF EQUITY		**(4,756,046)**	**3,910,082**
No. of Issued Ordinary Shares		54,498,563	54,498,563
Value per share		**Nil**	**$ 0.072**

Details of the assumptions and judgements upon which the table is based are set out in the following paragraphs.

Please note that valuation (or quantitative) considerations should be read in conjunction with our comments on the "reasonableness" of the CBio Offer (or qualitative aspects) set out in Section 6.2 of this report.

5.2 Cash at Bank

The Cash at Bank balance as at 30 April 2004 is $2,617,706, as detailed in the Management Accounts for the period 1 July 2003 to 30 April 2004. The Cash at Bank balance is comprised of the following:

BresaGen - Cash at Bank as at 30 April 2004	
BresaGen Bank Account	$ 1,746,907
Macquarie Bank Ltd Refund of Transgenic R&D Syndicate No 1 Security Deposit	$ 749,748
Wages Security Deposit	$ 120,000
Foreign Currency Deposits	$ 551
Petty Cash	$ 500
Total Cash at Bank as at 30 April 2004	$ 2,617,706

Source: BresaGen Management Information.

5.3 Receivables

The Pre-appointment Trade Receivables (for the period 1 July 2003 to 20 January 2004) are excluded from the CBio Offer.

The Receivables balance for the period 20 January to 30 April 2004 (Post-appointment Receivables) is $42,437, as detailed in the Management Accounts for the period 1 July 2003 to 30 April 2004. The Receivables balance is comprised of the following:

BresaGen - Receivables Balance as at 30 April 2004	
Pre-appointment Trade Receivables	Nil
Post-Appointment Other Receivables	$ 17,588
Prepayments	$ 14,338
Net GST Receivable	$ 10,551
Post-Appointment Trade Receivables	$ 4,960
Less: Provision for Doubtful Debts	$ (5,000)
Total Receivables Balance as at 30 April 2004	$ 42,437

Source: BresaGen Management Information.

Equity & Advisory has assessed the realisable value of Receivables as $42,437.

5.4 Inventories

The book value of Inventories as at 30 April 2004 is $83,367, as detailed in the Management Accounts for the period 1 July 2003 to 30 April 2004.

Inventory is comprised of 232 courses of E051 (EquiGen™ product), with a book value of $56,524 and an expiry date of January 2005. Work in Progress (WIP) represents the remainder of the Inventory balance, being $26,843.

Management has advised that the book value reflects the realisable value of the Inventory, and that the goods are expected to be sold before their expiry date.

Equity & Advisory has estimated the realisable value of BresaGen's Inventory in the range $56,524 to $83,367.

5.5 Land & Buildings

Although recognised as a non-current asset in BresaGen's audited statement of financial position as at 30 June 2003, and in the Management Accounts for the period 1 July 2003 to 30 April 2004, BresaGen's premises are funded by a DPA with the LMC. Title of the land and building (and certain fixtures and fittings) is retained by the LMC and passes to the Company on payment by the Company of the purchase price.

The book value of the land and buildings as recorded in the Management Accounts as at 30 April 2004 is $10,180,363. The corresponding liability to the LMC as at 30 April 2004 in respect to the DPA is $7.543 million.

On 27 October 2003, an independent valuation was conducted on the building by FPDSavills Pty Ltd, to assess the current market value for asset reporting purposes. FPDSavills arrived at a valuation of $8.750 million.

Based on FPDSavills valuation, there potentially exists net equity of $1.1 million in the property, being the difference between the FPDSavills valuation of $8.750 million less the debt owing to the LMC of $7.543 million, after allowing for realisation costs of say, $100,000.

However, the appointment of the Deed Administrators to BresaGen constitutes an event of default under the DPA, entitling the LMC to demand payment in full of the outstanding purchase price amount within 20 business days upon receipt by BresaGen of written notification of the default.

Despite the entitlement of the LMC, the LMC has agreed to permit BresaGen to remain in occupation of the premises, subject to the terms and conditions of the DPA and the terms and conditions of the Fee Agreement dated 5 July 2004 between the LMC, the Deed Administrators and BresaGen.

Furthermore, it is a condition of the CBio Offer that the LMC waive all and any defaults that have arisen under the DPA with BresaGen in relation to BresaGen's premises at 8 Dalgleish Street, Thebarton, to the reasonable satisfaction of CBio.

In the report issued in accordance with Section 439A of the Corporations Act, the Deed Administrators estimate that if the land and building were sold on a vacant possession basis, a much lesser sale value of approximately $5.0 million would be realised. On a forced sale basis then, an estimated liability of $2.643 million would crystallise, being the shortfall between the forced sale value of the premises and the debt owing by BresaGen to LMC (after allowing for realisation costs of say, $100,000).

Equity & Advisory estimates in its low valuation range assessment that a liability of $2.643 million may be payable by BresaGen, being the difference between the Deed Administrators' estimate of the forced sale value of $5.0 million less the debt owing to the LMC of $7.543 million, after allowing for realisation costs of say, $100,000. Equity & Advisory estimates in its high valuation range assessment that net equity of $1.1 million may be realised, as mentioned above.

5.6 Plant & Equipment

The written down value of the Plant & Equipment as recorded in the Management Accounts as at 30 April 2004 is $1,303,760.

On 10 February 2004, MGS Valuations Pty Ltd ("MGS") undertook a valuation of BresaGen's plant and equipment on an insitu auction realisation value basis and a fair market (existing use) basis, under instructions from the Deed Administrators. MGS assessed the value on an auction realisation basis to be $779,475 and on a fair market value basis to be $2,316,870.

However, the Deed Administrators have advised that the MGS valuation includes a number of items of equipment that the LMC claims are fixtures and fittings, pursuant to the DPA. The Deed Administrators have advised the following amendments to the MGS valuation in their Section 439A report:

BresaGen - Plant & Equipment Valuation Adjustments as at 10 February 2004

Adjustment	Fair Market Value	Auction Realisation Value
Landlord (LMC) Fixtures	$ 1,027,000	$ 257,000
Cell Therapy Assets (Note 1)	$ 15,000	$ 7,000
Third Party Assets (Note 2)	$ 1,000	$ 1,000
Computer Equipment Subject to Charge (Note 3)	$ 15,000	$ 10,000
Total Plant & Equipment Valuation Adjustments	$ 1,058,000	$ 275,000

Source: Report by Administrators Issued in Accordance with Section 439A of the Corporations Act, dated 21 April 2004.

Note 1: The Cell Therapy assets will be forwarded to the United States as part of the Cythera Merger transaction.

Note 2: Several items have been claimed to be owned by third parties.

Note 3: The Minister for Industry, Trade & Development has a charge over certain computer equipment in respect to a Government Grant of $200,000.

As at the date of preparing this report, the Deed Administrators and LMC were working together to resolve the fixtures and fittings position.

After allowing for the abovementioned adjustments, the Deed Administrators consider that BresaGen's plant and equipment is valued at approximately $504,000 on an auction realisation basis, and $1.260 million on a fair market basis. After allowing for realisation costs of 20% the auction realisable value reduces to approximately $404,000. The Deed Administrators estimate that the liquidation value of the plant and equipment is $350,000.

In the absence of any further information clarifying those items as fixtures, Equity & Advisory has accepted the Deed Administrators adjustments to the value of plant and equipment. For the purpose of this report, Equity & Advisory has estimated the realisable value of plant & equipment in the range $350,000 to $1.134 million (fair market value basis $1.260 million less 10% realisation costs).

5.7 Investments

5.7.1 BresaGen, Inc

As previously detailed in Section 2.7 of this report, the merger between B Inc and Cythera, which was completed on 28 June 2004, notionally valued BresaGen's current 39% shareholding in the newly merged entity, Cythera, at $US4.724 million (3,149,185 shares at $US1.50 per share).

We understand the merged entity has secured $US1.5 million from Sanderling (representing a 9% interest in the merged entity), along with an undertaking to assist in the raising of the remaining $US3.5 million, representing the remaining 21% of the New Investors proposed 30% shareholding in the merged entity.

In addition, this merger transaction provides for BresaGen to cash out its ownership interest in B Inc by way of a put option for Cythera to acquire 100% of BresaGen's shareholding in B Inc for $US880,000.

The current merger negotiations between Cythera and Novocell will result in a reduction in the value of BresaGen's investment in Cythera from the current 39% ($US4.724 million) to 9.76% ($US3.321 million). Furthermore, in the event the newly merged entity's proposed $US15 million capital raising is successful, BresaGen's interest in Cythera the proposed merged entity will be further diluted to 6.79% (assuming BresaGen does not participate in the proposed capital raising). At 6.79%, BresaGen's investment is valued at approximately $US3.2 million.

Following discussions with Sanderling, the Deed Administrators have confirmed:

a) The put option referred to above remains in force, enabling BresaGen to cash out its ownership interest in B Inc for $US880,000; and

b) In the event the Cythera and Novocell merger does not proceed, Cythera/Sanderling will revert to the original strategy of seeking to raise $US3.5 million, or will seek alternative alliances or merger options.

Accordingly, Equity & Advisory has estimated the realisable value of BresaGen's approximate 30% investment in the merged entity in the range $US880,000 to $US3.321 million, translating to $A1.231 million to $A4.645 million upon application of a 1USD:0.715AUD exchange rate.

5.7.2 Generipharm, Inc

As previously detailed in Section 2.7 of this report, BresaGen acquired intellectual property known as "iDose" on behalf of Generipharm for the sum of $US100,000. Generipharm has no other assets or liabilities.

Equity & Advisory has estimated the realisable value of BresaGen's investment in Generipharm in the range Nil to $US100,000 (subject to foreign exchange movements), the maximum value of $US100,000 representing the historical cost of the intellectual property acquired by BresaGen. This translates to a maximum of $A139,860 upon application of a 1USD:0.715AUD exchange rate.

5.7.3 NexGen Inc

As previously mentioned in Section 2.7 of this report, BresaGen holds a 4% interest in NexGen. However, a director of BresaGen has advised the Deed Administrators (please refer to Section 6.4.7.1 of the Deed Administrators' Section 439A Report) that any value in BresaGen's 4% holding is dependent upon the success of a capital raising that is currently underway. Equity & Advisory has not been provided with any further information clarifying the status of the capital raising and details pertaining to the proposed capital raising, in order to ascertain a valuation basis for BresaGen's 4% shareholding (post capital raising) in NexGen.

As Equity & Advisory cannot be certain that the NexGen capital raising will be successful, we has assessed the value of BresaGen's 4% holding in NexGen as NIL for the purpose of this report.

5.7.4 BresaGen Xenograft Marketing Pty Ltd

As previously mentioned in Section 2.7 of this report, BresaGen holds a 50% interest in BXM. Management has advised that the nature and timing of the commercialisation of xeno for human treatments (organ transplants, diabetes etc) is highly uncertain given the regulatory issues surrounding cross-species transplants, and the significant technical issues in connection with the human body rejecting foreign organs and the acceptance by recipients of pig organs.

As Equity & Advisory cannot be certain that the commercialisation of xeno for human treatments will be successful, we have assessed the value of BresaGen's 50% interest in BXM as NIL for the purpose of this report.

5.7.5 Other Investments

We understand the following BresaGen investments are dormant, and do not contain any assets or liabilities as at the date of this report:

BresaGen - Summary of Other Investments		
Investment		Holding
1	Metrotec Pty Ltd	100%
2	BresaGen Investments Pty Ltd	100%
3	BresaGen Transgenics Pty Ltd	100%

Source: Management and Deed Administrators information.

Accordingly, Equity & Advisory has not attributed any value to these investments in our assessment of the value of BresaGen.

5.8 Intellectual Property

5.8.1 hGH and EquiGen™

The book value of the hGH and EquiGen™ intellectual property as recorded in the Management Accounts as at 30 April 2004 is $860,811 comprising $576,110 EquiGen™ and $284,700 hGH. This is the only intellectual property brought to account by BresaGen.

The hGH and EquiGen intellectual property is recorded at cost, and is supported by an independent valuation based on a discounted cash flow analysis, dated 18 August 2003, prepared by Acuity Technology Management Pty Ltd ("Acuity"). Acuity assessed the value of BresaGen's hGH IP in the range $4.8 million to $7.8 million, and the value of BresaGen's EquiGen™ IP in the range $0.8 million to $1.9 million.

The financial forecast for the year ending 30 June 2005 details forecast hGH sales revenue of $526,316 (Samen contract) and EquiGen™ sales revenue of $340,071.

Human Growth Hormone (hGH)

Equity & Advisory has reviewed the Acuity discounted cash flow valuation of hGH, which is predicated on a material assumption that there would be sufficient funds to support further development of products and processes. Furthermore, actual and revised sales forecasts for hGH are materially lower than those assumed in the cash flow forecast underpinning the Acuity discounted cash flow valuation.

Accordingly, Equity & Advisory is of the opinion that the appropriate high valuation for the hGH intellectual property is the book value for hGH as at 30 April 2004 of $284,700.

EquiGen™

Management has advised that the forecast net contribution of EquiGen™ to the business is NIL after considering the significant product liability insurance fixed cost. Management has confirmed they anticipate the product becoming profitable upon registration in the US and are currently seeking a partner to assist in obtaining FDA approval, however there is no certainty in relation to the success of finding a partner or the future date of product registration in the US.

Accordingly, Equity & Advisory has not attributed any value to the EquiGen™ intellectual property in our assessment of the value of BresaGen.

5.8.2 Perfusion Patents

BresaGen also has three perfusion patents registered in the US, as follows:

BresaGen - Summary of Perfusion Patents

Perfusion Patent	US Patent No.
Magnetic Resonance Imaging ("MRI")	5,833,947
Methods for detecting blood perfusion variations by MRI	5,190,744
Methods for detecting blood perfusion variations by MRI	5,494,655

Source: Report by Administrators Issued in Accordance with Section 439A of the Corporations Act, dated 21 April 2004.

We understand that prior to the appointment of the Deed Administrators, BresaGen was endeavouring to enforce the rights afforded by the perfusion patents summarised in the table above, acquired by BresaGen through its acquisition of Cytogenesis in November 2000.

The Deed Administrators have advised that a contingent asset exists in the sum of $US10,000 in relation to a pre-administration sale of patent rights. As at the date of this report, the Deed Administrators were awaiting legal advice regarding the status of this matter.

Equity & Advisory has included an amount of $US10,000 in its assessment of the value of BresaGen. This translates into AUD13,986 upon application of an exchange rate of 1USD:0.715AUD.

5.8.3 Cell Therapy

As at 30 June 2003, all intellectual property relating to the Cell Therapy division was written down to $US5 million, being the likely value to be realised through the proposed transaction with Cythera.

Equity & Advisory's assessment of the intellectual property relating to the Cell Therapy division is considered in Section 5.7.1 of this report, when determining the value of BresaGen's investment in B Inc.

5.9 Employee Entitlements

The total book value of BresaGen employee entitlements as recorded in the Management Accounts as at 30 April 2004 is $542,051, comprising Annual Leave $176,594 and Long Service Leave $365,457.

On 21 April 2004, the Deed Administrators assessed the BresaGen employee entitlements to be in the range $469,000 to $1.467 million, depending on the nature and circumstances of the employee claims. A summary of the Deed Administrators assessment of outstanding employee entitlements is provided in the table below:

BresaGen - Summary of Administrator's Estimate of Employee Entitlements		
Minimum Employee Entitlements		
Priority Superannuation	$	10,000
Priority Wages	$	3,000
Priority Directors Fees	$	11,000
Priority Annual Leave	$	109,000
Priority Long Service Leave	$	214,000
Sub-total Priority Employee Entitlements	$	347,000
Non-Priority Directors Fees	$	22,000
Non-Priority Annual Leave	$	24,000
Non-Priority Long Service Leave	$	76,000
Sub-total Non-Priority Employee Entitlements	$	122,000
Sub-total Minimum Employee Entitlements	**$**	**469,000**
Contingent Employee Entitlements		
Priority Unpaid Cash Bonus	$	28,000
Priority Back Pay for Salary Reduction for Executives	$	55,000
Priority Pay in Lieu	$	253,000
Priority Redundancy	$	302,000
Sub-total Contingent Priority Employee Entitlements	$	638,000
Non-Priority Unpaid Cash Bonus	$	37,000
Non-Priority Back Pay for Salary Reduction for Executives	$	74,000
Non-Priority Pay in Lieu	$	19,000
Non-Priority Redundancy	$	230,000
Sub-total Contingent Non-Priority Employee Entitlements	$	360,000
Sub-total Contingent Employee Entitlements	**$**	**998,000**
Total Maximum Employee Entitlements	**$**	**1,467,000**

Source: Report by Administrators Issued in Accordance with Section 439A of the Corporations Act, dated 21 April 2004.

Since the date of the Report by Administrators issued in accordance with Section 439A of the Corporations Act, the Deed Administrators have advised the following revisions to the above table:

a) $45,000 downwards revision in the Minimum Employee Entitlements amount (from $469,000 to $424,000) following the withdrawal of an employee claim as a consequence of termination negotiations; and

b) $148,000 downwards revision in the Contingent Employee Entitlements (from $998,000 to $850,000) as a result of five (5) resignations.

A summary of the Deed Administrators revised assessment of outstanding employee entitlements as at the date of this report is provided in the table below:

BresaGen - Summary of Administrator's Revised Estimate of Employee Entitlements		
Minimum Employee Entitlements		
Priority Superannuation	$	10,000
Priority Wages	$	3,000
Priority Directors Fees	$	11,000
Priority Annual Leave	**$**	**98,000**
Priority Long Service Leave	**$**	**180,000**
Sub-total Priority Employee Entitlements	$	302,000
Non-Priority Directors Fees	$	22,000
Non-Priority Annual Leave	$	24,000
Non-Priority Long Service Leave	$	76,000
Sub-total Non-Priority Employee Entitlements	$	122,000
Sub-total Minimum Employee Entitlements	**$**	**424,000**
Contingent Employee Entitlements		
Priority Unpaid Cash Bonus	$	28,000
Priority Back Pay for Salary Reduction for Executives	$	55,000
Priority Pay in Lieu	**$**	**238,000**
Priority Redundancy	**$**	**169,000**
Sub-total Contingent Priority Employee Entitlements	$	490,000
Non-Priority Unpaid Cash Bonus	$	37,000
Non-Priority Back Pay for Salary Reduction for Executives	$	74,000
Non-Priority Pay in Lieu	$	19,000
Non-Priority Redundancy	$	230,000
Sub-total Contingent Non-Priority Employee Entitlements	$	360,000
Sub-total Contingent Employee Entitlements	**$**	**850,000**
Total Maximum Employee Entitlements	**$**	**1,274,000**

Source: Deed Administrators.

The Deed Administrators have advised that the revised Minimum Employee entitlements of $424,000 ($302,000 ranking above priority above ordinary creditors, and $122,000 ranking as unsecured creditors) may increase by a further $850,000 in the event the following events are "triggered":

a) If BresaGen raises more than $US5 million (debt/equity), several senior executives would be entitled to cash bonuses and back pay of their 10% salary reductions which were agreed in July 2002 (contingency amount of $194,000); and

b) If any or all of the employees were made redundant, liabilities for payments in lieu and redundancies would arise (contingency amount of $656,000).

The Deed Administrators have advised that they have received legal advice confirming that the $194,000 contingent liability in point a) above will not be triggered under the CBio proposal, and most likely will not be triggered in a liquidation. **For the purposes of this report, Equity & Advisory has not included this contingent liability in our assessment of the value of BresaGen's employee entitlements.**

In relation to the second contingency identified in point b) above (liabilities for payments in lieu and redundancies estimated to be $656,000), the Deed Administrators have confirmed there have been four (4) terminations as at the date of this report, crystallising redundancy entitlements in the order of $507,409. This redundancy entitlement amount includes $158,010 of leave entitlements already included in the Minimum Employee Entitlements amount of $424,000, thereby reducing the actual redundancy amount to $349,399 ($507,409 less $158,010 leave entitlements previously accounted for by the Deed Administrators) for the purpose of the "high" valuation assessment.

The Deed Administrators have confirmed that redundancy entitlements in relation to the four (4) terminations totalling $372,177 were provided for in their contingent employee entitlement assumptions, thereby giving rise to a shortfall in the contingent employee entitlements amount of $135,232 for the purpose of the "low" valuation assessment.

A summary of Equity & Advisory's estimate of employee entitlements is tabled below:

BresaGen - Summary of Equity & Advisory's Estimate of Employee Entitlements

	Low	High
Minimum Employee Entitlements	**$ 424,000**	**$ 424,000**
Plus: Actual Redundancies (Post 21 April 2004)	-	$ 349,399
Plus: Administrators' Contingencies		
Priority Pay in Lieu	$ 238,000	-
Priority Redundancy	$ 169,000	-
Non-Priority Pay in Lieu	$ 19,000	-
Non-Priority Redundancy	$ 230,000	-
Plus: Shortfall in contingency due to underestimate	$ 135,232	-
Total Administrators' Contingencies	$ 791,232	-
Total Estimate of Employee Entitlements	**$ 1,215,232**	**$ 773,399**

5.10 Creditors

A summary of Equity & Advisory's assessment of BresaGen's creditor liability as at 30 April 2004 is tabled below:

BresaGen - Summary of Estimated Creditors		
Category	**Low**	**High**
Pre-appointment Creditors	$ 1,800,000	$ 1,650,000
Post-appointment Creditors	$ 47,768	$ 47,768
Accruals	$ 499,607	$ 499,607
Total Estimated Creditors	**$ 2,347,375**	**$ 2,197,375**

5.10.1 Pre-Appointment Creditors

The book value of pre-appointment creditors for the period to 20 January 2004, recorded in the Management Accounts as at 30 April 2004, is $1,006,257.

As at the date of this Report, the Deed Administrators had received 59 proof of debt forms from unsecured creditors with a total claim against BresaGen of approximately $1,762,000. This balance includes the following claims:

- We understand the Deed Administrators are currently negotiating with the Minister for Industry, Trade and Development for the waiver of enforcement of the repayment of a State Government Grant/Loan of $450,000 ("Grant"). The Deed Administrators have advised that the Government of South Australia is supportive of the CBio Proposal and the DCA generally and it is the Deed Administrator's view, the proof might not be pursued by the Government of South Australia on the basis the CBio Proposal proceeds. Given the uncertainty in respect of the Government of South Australia's position and the fact the Deed Administrators have not received an absolute commitment in relation to not proving for the Grant, Equity & Advisory has assessed the liability amount of the Grant to be $450,000.

The Deed Administrators have advised the unsecured creditor claims received include a University of Adelaide claim of $340,814, which includes a disputed milestone payment of $120,000. It is likely that the Deed Administrators will formally reject the University of Adelaide claim of $120,000.

The Deed Administrators have confirmed that the final balance of unsecured creditors will be subject to a thorough adjudication process which is currently underway and will be completed subsequent to the finalisation of this Report. However, the Deed Administrators have advised they estimate that the unsecured creditors will be in the range $1.650 million to $1.800 million.

Equity & Advisory has assessed the total BresaGen pre-appointment creditor liabilities to be realised in the range $1.650 million to $1.800 million.

5.10.2 Post-Appointment Creditors

The book value of post-appointment trade creditors recorded in the Management Accounts for the period 20 January 2004 to 30 April 2004 is $547,375 , comprising post-appointment trade creditors of $47,769, plus accruals of $499,607 (exclusive of the costs of Administration).

5.11 Value of an Option to Acquire a Share in BresaGen

A summary of the options to acquire a share in BresaGen prior to, and following the CBio Offer was previously presented in Section 2.3 of this report.

The exercise price of the options prior to the CBio Offer was in the range $0.27 to $1.50. These options therefore would not be exercised unless the ASX approved the re-quotation of BresaGen shares, and upon re-quotation the share price increased to at least $0.27 (depending on the category of option holder). We note that at this price, the value of BresaGen would be capitalised at approximately $30 million on the basis of its expanded restructured capital base.

Equity & Advisory has not attributed any value to the options to acquire a share in BresaGen, as BresaGen is currently suspended from trading and the options are "out of the money".

5.12 Realisation Costs

Costs associated with the orderly realisation of BresaGen's assets and the Administration, after payment of liabilities and the CBio Offer have been estimated by the Deed Administrators to be in the range of $952,000 to $1.132 million, comprising the following:

BresaGen - Summary of Actual and Estimated Realisation Costs of the Administration

Item	Low	High
Actual Administration Costs to Second Meeting	$ 372,000	$ 372,000
Actual Administration Costs from Second Meeting to Execution of DCA	$ 78,000	$ 78,000
Estimated Administration Costs from Execution of DCA to Completion of DCA	$ 200,000	$ 315,000
Actual Legal Costs - Administration	$ 152,000	$ 152,000
Estimated Legal Costs - DCA	$ 150,000	$ 215,000
Total Estimated Realisation Costs	$ 952,000	$ 1,132,000

Source: Deed Administrators.

We understand that the Deed Administrators' fees of up to $250,000 were approved by the BresaGen creditors at the Second Meeting of Creditors. We further understand that the committee of creditors have been given the power by creditors to approve any additional fees.

5.13 Operating Losses (Post 30 April 2004)

The Deed Administrators have advised that a net cash loss of $335,000 was incurred in the months of May and June 2004. Equity & Advisory has not been provided with Management Accounts in support of this advice.

The Deed Administrators have further advised that they estimate the cash loss for the months of July to September 2004 to be in the order of $565,000, thereby arriving at an estimated cash loss of $900,000 for the period 1 May 2004 to 30 September 2004. The Deed Administrators anticipate that the DCA will be completed by 30 September 2004.

Accordingly, Equity & Advisory has assessed the low range of operating losses to be in the order of $900,000.

The financial forecast prepared by Management for the twelve months ending 30 June 2005 indicates that a net cash loss of $751,268 is estimated to be incurred for the three (3) month period 1 October 2004 to 31 December 2004. The total estimated cash loss for the period 1 July 2004 to 31 December 2004 is $1.651 million.

Equity & Advisory has assessed the high range of operating losses to be in the order of $1.651 million ($900,000 plus $751,268) under an orderly realisation process.

5.14 Non-operating Costs

The Deed Administrators advised in their report issued in accordance with Section 439A of the Corporations Act of further non-operating costs in the range $85,000 to $135,000 incurred during the course of the administration in connection with Occupational Health & Safety and Insurance commission costs, valuation fees, experts reports, and the costs of convening shareholder meetings.

5.15 Tax Losses

As at 30 June 2002 BresaGen has tax losses of $20.880 million, which may have a value for a tax paying entity. Management has advised the losses for the year ended 30 June 2003 are yet to be calculated.

The potential future income tax benefit in BresaGen arising from these tax losses has not been recognised in the BresaGen financial statements as an asset because recovery of tax losses is not virtually certain, nor assured beyond reasonable doubt. The potential future income tax benefit will only be obtained if:

i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

ii) the Company and/or consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

iii) no changes in taxation legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

Having regard to the above factors, and the financial forecast for the year ending 30 June 2005, Equity & Advisory has no objective basis to ascribe a value to BresaGen's tax losses and accordingly is of the opinion that the tax losses should be valued at a nil value for the purposes of this report.

5.16 Other Considerations

5.16.1 University of Minnesota Licence Technology

The Deed Administrators have advised they are investigating a claim from the University of Minnesota that BresaGen may be liable for outstanding licence payments in connection with a catheter patent.

Notwithstanding no proof of claim has been lodged, Equity & Advisory has taken into account this potential claim in its assessment of the value of BresaGen this potential liability.

5.16.2 BresaGen Inc Funding Shortfall

The Deed Administrators have advised that B Inc has incurred a funding shortfall of $US 332,000 ($AUS 478,078 was forwarded to B Inc) for the period of the Administration, which has been met by BresaGen. This shortfall amount includes the redundancy settlement amount reached between BresaGen and Dr Allan Robins. In addition, the Deed Administrators have advised that a further contingency amount of up to $US 70,000 may be payable in relation to the merger agreement.

Equity & Advisory has included an amount of US$70,000 in its assessment of the "low" value of BresaGen. This translates into AUD$97,902 upon application at an exchange rate of 1USD: 0.715AUD.

5.16.3 E21R Compensation Claim

As previously mentioned in Section 3.2.1 of this Report, BresaGen instituted legal proceedings in the Supreme Court of South Australia against the Institute of Medical and Veterinary Science (IMVS), Medvet Pty Ltd and Professor Angela Lopez.

BresaGen is claiming compensation for breach of contract, misleading and deceptive conduct, negligence and breach of fiduciary duty.

The Deed Administrators have advised mediation discussions between the parties commenced in June 2004, however the outcome of this process remains uncertain.

Given the confidentiality and sensitivity of negotiations the Deed Administrators were not able to provide Equity & Advisory with any substantive information about the value or merits of the claim, principally because any value would be so heavily qualified as to be essentially unreliable.

Notwithstanding, the Deed Administrators have advised that based on current negotiations they do not expect that any settlement, should it be achieved, would have a material impact on Equity & Advisory's assessment of value. In these circumstances, Equity & Advisory has assessed the value of E21R claim to be $Nil.

5.17 Premium for Control

A control or takeover premium reflects the benefits to the bidder of 100% ownership, from such factors as direct access to cash flow and taxable income, ability to control the composition of the board and affairs of the Company, and the strategic direction of the Company. Depending on the circumstances of each takeover bid, the target shareholders may be paid a price that reflects some or all of these benefits.

There are a number of different ownership levels between portfolio interests and 100% ownership. The extent of the premium for control will depend on the level of control involved:

- 100% - Absolute control including direct access to cash flow;
- 50.1% to 99% - Ability to control the composition of the board and management, ability to determine dividend policy, ability to control the strategic direction of the Company and absolute voting majority for simple resolutions but only for special resolutions if 75% is held. However, the controlling shareholder has to deal with the Company on an arm's length basis and cannot group the Company for tax purposes;
- 20% to 49.9% - Ability to block special resolutions if the shareholding is 25% or more, significant influence and possibly control of strategic direction of the Company depending on the size and number of other shareholdings; and
- less than 20% - Typically considered portfolio interests.

Shareholdings greater than 50% are often treated as being of equivalent value to 100% shareholdings. Shareholdings less than 20%, and certainly those less than 5%, are usually valued as portfolio interests. A shareholding of, say, 40% may be able to control the composition of the board and management, determine dividend policy and control the strategic direction of the Company depending on the level of other shareholdings.

Takeover bids provide evidence of the premiums over pre bid prices that buyers are willing to pay acquire control of a company. In recent years, takeover premiums of companies listed on the ASX subject to takeovers have usually attracted premiums of between 15% and 40% to the share market price at the time of the announcement of the offer.

The premium observed in takeovers is not a determinant of value. Control values for companies cannot be determined by simply adding premiums of, say, 15 - 45% to the current share price as:

- statistics for control premiums represents an average drawn from a population with a wide dispersion; and

- premiums paid in individual takeover bids will vary for many reasons.

The value of portfolio interests and control values are interrelated and driven by many of the same underlying fundamentals. There are, however, factors which may influence one and not the other. For instance, a high dividend payout may be attractive to portfolio investors and enhance share market value but will have no influence on control value. Similarly, weak management may adversely affect share market price but not affect the value to a buyer of the Company which can replace management. There have in fact been a number of instances where company buyers have not been willing to pay prices as high as are available in the share market. This has been evident in cases where vendors sold companies by floating at higher prices than could be obtained through trade sales to corporate buyers[1].

As previously mentioned, in the twelve months preceding the suspension from the ASX, the Company's share price traded in the range of 62 cents to a low of 22 cents. BresaGen's last traded share price was 26 cents on 19 January 2004. Accordingly, given that CBio's offer is 5.1 cents for 51% of the issued capital in the Company, **Equity & Advisory has assessed that the offer does not include a premium for control.**

Furthermore, it is Equity & Advisory's view that a control premium is typically only appropriate for listed companies where a company has fully informed the market, is actively traded, rather than listed, suspended, and financially distressed. Having regard to the fact that on 20 January 2004 the directors resolved that BresaGen was insolvent or was about to become insolvent, and appointed Mr Bruce Carter and Mr Martin Lewis (Ferrier Hodgson) the Deed Administrators of BresaGen, our preferred valuation methodology is based on the orderly realisation of assets methodology and **does not include any premium for control.**

[1] Examples of this phenomenon include the initial public offerings of shares in John Fairfax, WA Newspapers, David Jones and Coates Hire.

6 Assessment of the CBio Offer

6.1 The CBio Offer is Fair

Equity & Advisory has valued BresaGen in the range Nil to 7.2cents per share. This value was assessed by estimating the net realisable value of the assets and liabilities of BresaGen on a high (fair market) and low (forced sale) basis, and considering the impact of other contingencies that have arisen as a consequence of the Administration.

The CBio Offer to acquire 51% of the equity in BresaGen for a total cash consideration of $2.9 million represents a value of 5.1 cents per share in BresaGen. **Accordingly, as the cash consideration of 5.1 cents per share under the CBio Offer is within the valuation range, the CBio Offer is fair.**

The CBio offer provides the Company sufficient funds to meet its present outstanding commitments as well as a funding facility for future requirements. The Company may at its option elect not to drawdown any or all of the Convertible Note Facility if other alterative sources of financing can be secured on more attractive terms.

Furthermore, based on the thorough and extensive sale process undertaken by the Deed Administrators in offering 100% of the Company for sale, it is unlikely that a greater value for the Non-Associated Shareholders would be realised.

6.2 The CBio Offer is Reasonable

We have considered the likely advantages and disadvantages of the CBio Offer for the non-associated BresaGen shareholders, and the advantages and disadvantages for the same shareholders if the CBio Offer does not proceed. It is Equity & Advisory's opinion that the benefits that are likely to accrue to the shareholders as a result of the CBio Offer outweigh the disadvantages and the other considerations if the CBio Offer did not proceed.

In the opinion of Equity & Advisory, **the CBio Offer is "reasonable"**.

Following is a summary of the advantages and disadvantages of the CBio Offer for the Non-Associated BresaGen Shareholders.

6.2.1 Advantages

6.2.1.1 Ability to Re-commence Operations

The CBio Offer to restructure the business ensures that creditors would be paid 100 cents in the dollar, and improves the Company's working capital position until such time as it becomes self-sustaining. It also permits the Company to avoid crystallisation of the debt to the LMC which is in the order of $2.643 million, being the shortfall between the forced sale value of BresaGen's premises and the debt owing by BresaGen to LMC (after allowing for realisation costs of $100,000).

6.2.1.2 Potential Restoration of Value

The new directors of BresaGen will seek to have the trading suspension on the Company's shares lifted by the ASX as soon as practicable after the passing of resolutions put to shareholders at the General Meeting. In the event the trading suspension on BreseGen's shares is lifted by the ASX, this will improve the liquidity of BresaGen shares, and provide the shareholders the opportunity to restore value in their shareholdings, as opposed to their current suspension from trading.

6.2.1.3 Access to a Funding Facility

BresaGen is presently cash flow negative, and is likely to remain so for the financial year ending 30 June 2005 based on Management financial forecasts for the restructured business.

The CBio Offer enables access to a $3.4 million funding facility (Convertible Note Facility), providing the Company with access to up to $3.4 million to assist with funding the Company's ongoing operations. The facility will take the form of a "come and go" facility where the Company can draw down on funds to meet its reasonable working capital requirements from time to time until maturity (i.e. five (5) years from the date of entering into the facility agreement).

In the event the total sum of the final adjudicated creditors and the net operating cash shortfall is less than $2.9 million then there will be further funds available to the Company.

In addition, as part of the re-quotation process, we understand the new directors may propose that a renounceable rights issue be made to shareholders for the purpose of raising additional funding to assist with funding the Company's ongoing operations, conditional upon the re-quotation of the Company's shares on the ASX and subject to market conditions at the time of quotation. In addition to providing working capital to fund the ongoing operations of the Company, the proposed renounceable rights issue will provide additional liquidity in the stock as well as giving shareholders an opportunity to acquire additional equity in the restructured Company.

6.2.1.4 Access to the Experience of CBio

It is a condition of the DCA that the BresaGen shareholders remove all existing directors, and for the directors to be replaced by CBio appointees. It is anticipated that BresaGen will be able to draw on the management expertise of CBio's appointees, and that the new management structure will drive the future growth of the Company.

6.2.1.5 Alternative Offer(s)

We understand that in the month of March 2004 the Deed Administrators completed a process of extensive appraisal of three alternative offers received by the Administrator for acquisition of the Company in part or in its entirety. The Deed Administrators selected the CBio Offer as offering the maximum benefit to BresaGen Shareholders. We are not privy to any information in relation to the alternative offers, however understand that neither alternative offer represented a full takeover offer.

If the CBio Offer were not to proceed, the DCA would be terminated or varied, and in this event it is the opinion of the Deed Administrators that the Company would be wound up. In the event of a winding up of the Company, ordinary shareholders would rank after Deed Administrators costs, employee entitlements and creditors and, only after payment of all liabilities, would the BresaGen shareholders be entitled to any proceeds of liquidation. The Deed Administrators estimated a nil return to shareholders on a high and low liquidation basis in their report issued in accordance with Section 439A of the Corporations Act, dated 21 April 2004.

6.2.2 **Disadvantages**

6.2.2.1 Major Shareholder Influence

As at the date of this report, the Top 20 shareholders comprise 37.2% of the Company.

The existence of CBio as the major shareholder (51%) increases the uncertainty and risks that a potential acquirer of the shares would be exposed to in relation to the conduct of the major shareholder, including the following:

- it can control the composition of the board of directors;
- it can control the dividend policy of the Company;
- it can control the appointment of senior management; and
- it can control all investment, financing and strategic decision-making.

In addition, the existence of CBio as a shareholder who controls greater than 50% of the ordinary issued capital in the Company may deter a potential acquirer in the future from making a takeover bid for BresaGen without gaining CBio's support prior to launching or making such a takeover bid.

6.2.2.2 Dilution of Existing Shareholder Interests

The effect of the issue of 56,722,994 ordinary shares (51% of the Company) by BresaGen to CBio for a total consideration of $2.9 million is to dilute the existing shareholder interests in BresaGen.

In addition, the CBio Offer includes the issue by BresaGen of Convertible Notes to the value of $3.4 million to CBio. In the event CBio elects to convert rather than redeem these notes, CBio may increase its shareholding in the Company from 51% to a maximum of 69.6% (assuming an issue price of 5.0 cents per ordinary share upon conversion), thereby further diluting the interests of existing shareholders from 49% to 30.4%.

However, the proposed renounceable rights issue enables shareholders an opportunity to acquire additional equity in the Company, thereby minimising the dilutionary effect on their shareholding.

6.2.2.3 Exit Strategy

The CBio Offer requires the issue of new ordinary shares to CBio, representing 51% of the Company. It does not allow the existing shareholders the opportunity to sell their shares to CBio at 5.1 cents per share, thus preventing the shareholders from exiting their investment and realising a capital loss as part of the transaction with CBio. The only opportunity for the existing shareholders to exit their investment is to sell upon re-quotation on the ASX. Therefore restoration of shareholder value, and the liquidity of their shares, is subject to re-quotation on the ASX, and ASX approval.

6.2.2.4 Decrease in net tangible asset backing per share

Following the CBio Offer, the pro forma net tangible assets of BresaGen as at 30 April 2004 would increase from $4.132 million to $7.032 million. However, due to the increased number of shares on issue, net tangible assets per share will fall from 7.6 cents per share to 6.3 cents per share (excluding the impact of the Convertible Note Issue).

6.3 Conclusion

In Equity & Advisory's opinion, the CBio Offer is fair and reasonable to the Non-Associated Shareholders of BresaGen. This opinion is based on Equity & Advisory's view that the benefits that are likely to accrue to the shareholders as a result of the CBio Offer outweigh the disadvantages if the CBio Offer did not proceed.

Acceptance or rejection of the CBio Offer is a matter for individual shareholders based on their risk profile, portfolio strategy and taxation position. Shareholders who are uncertain about these matters should seek their own professional advice.

7 Sources of Information

In preparing this report Equity & Advisory has relied upon the following sources of information:

- Report by Administrators issued in accordance with Section 439A of the Corporations Act, dated 21 April 2004;
- Annual reports for BresaGen for the four years ended 30 June 2003;
- Management Accounts for the period 1 July 2003 to 30 April 2004;
- Management financial forecast for the financial year ending 30 June 2005;
- MGS Valuations Pty Ltd valuation of BresaGen's plant & equipment as at 10 February 2004;
- FPDSavills (SA) Pty Ltd valuation of the premises at 8 Dalgleish Street, Thebarton, South Australia, dated 27 October 2003;
- Amended and Restated Agreement and Plan of Merger and Reorganisation among BresaGen, Inc., Cythera Acquisition Corp., BresaGen Ltd, and Cythera Corporation dated 25 May 2004, and associated documentation including Escrow Agreement between Cythera Corporation and BresaGen Ltd (Subject to Deed of Company Arrangement);
- Deferred Purchase Agreement between Industrial and Commercial Premises and BresaGen Ltd dated 18 March 2002;
- Fee Agreement between Land Management Corporation, BresaGen Ltd (Subject to Deed of Company Arrangement) and Mr Bruce Carter and Mr Martin Lewis;
- Acuity Technology Management Pty Ltd valuation of BresaGen Ltd Protein Pharmaceuticals Intellectual Property dated 18 August 2003;
- Acuity Technology Management Pty Ltd valuation of BresaGen Ltd Cell Therapy Intellectual Property, dated 12 September 2003;
- IDEXX Laboratories Letter of Intent to Lease dated 23 December 2003;
- Contract Services Agreement between CBio Ltd, BresaGen Ltd (Administrators Appointed) and the Deed Administrators dated 30 March 2004;
- Distribution Agreement between CSL Ltd and BresaGen dated 29 November 2001;
- Supply Agreement between Daroo Sazi Samen and BresaGen dated 16 December 2003;
- Agreement for the Investigation of release conditions for IEX-AOD9604 between the Deed Administrators and Metabolic Pharmaceuticals Ltd dated 31 March 2004;
- AOD9604 Process Development Agreement between the Deed Administrators and Metabolic Pharmaceuticals Ltd dated 6 April 2004;
- Services Contract between Pepgen Corporation and BresaGen;
- Agreement between Caymus Securities LLC and BresaGen dated 23 June 2003;
- BresaGen Ltd (Administrators Appointment) Information Memorandum dated February 2004;
- BresaGen Ltd (Subject to Deed of Company Arrangement) Notice of General Meeting provided to Equity & Advisory on 26 July 2004;

- BresaGen Ltd (Subject to Deed of Company Arrangement) Explanatory Memorandum provided to Equity & Advisory on 26 July 2004;
- Deed of Company Arrangement dated 24 May 2004 between BresaGen Ltd (Administrators Appointed), Mr Bruce James Carter and Mr Martin David Lewis and CBio Ltd;
- Discussions and various email correspondence with the Deed Administrators and Officers of the Deed Administrators;
- Discussions with BresaGen management;
- BresaGen Prospectus dated 23 July 1999;
- BresaGen website: www.bresagen.com.au;
- Computershare Investor Services Pty Ltd BresaGen Ltd share register;
- Industry association publications;
- ASX announcements, share market data and related information;
- Email from the Deed Administrators dated 13 August 2004 in relation to proposed merger between Cythera and Novocell;
- Email from the Deed Administrators dated 17 August 2004 in relation to proposed Novocell Merger details;
- Novocell and Cythera, Joint Information Statement;
- Email from the Deed Administrators dated 18 August 2004 in relation to Cythera and Novocell merger; and
- Email from the Deed Administrators dated 30 July 2004 in relation to the Convertible Note Facility.

8 Qualifications, Declarations and Consents

8.1 Qualifications

Equity & Advisory provides corporate advisory services in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally. One of its activities is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers, takeovers and corporate restructurings.

The individuals responsible for this report on behalf of Equity & Advisory are Stephen Young BEc FCA, Mark Vartuli MCom CA and Sarah Merrigan BComm CA. These individuals have been assisted by various professional staff having experience and qualifications appropriate for this report. Messrs Young and Vartuli are each an authorised representative of Equity & Advisory pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Law.

8.2 Declarations

Equity & Advisory does not have at the date of this report, and has not had within the previous five (5) years, any shareholding in or other relationship with BresaGen.

We note for the purpose of full disclosure that Mr Stephen Young, the Executive Chairman of Equity & Advisory, is a University of Adelaide Member of Council. However, as a Council Member of the University of Adelaide Mr Young cannot exert any influence over the University of Adelaide or Adelaide Research & Innovation Pty Ltd, a wholly owned subsidiary of the University of Adelaide which currently owns 6.33% of the issued capital in BresaGen.

Furthermore, on 7 June 2004, Mr Young was appointed to the Finance Committee of the University of Adelaide ("the University"), an advisory committee to the Vice Chancellor of the University for a two (2) year term. Mr Young has disclosed to the Finance Committee that Equity & Advisory has been engaged by the Deed Administrators of BresaGen to prepare an independent expert's report.

Mr Young's position on the Finance Committee does not include any direct decision making responsibility, and we confirm that Mr Young does not make any contribution to any University matters relating to BresaGen. In addition, Mr Young has advised the Deed Administrators that he will absent himself from any and all University discussions pertaining to BresaGen.

Equity & Advisory will receive a fixed fee of $42,000 (excl. GST) for the preparation of this report. The fee is not contingent on the outcome of the proposed restructure of BresaGen. Equity & Advisory's out of pocket expenses in relation to the preparation of this Report will be reimbursed. Equity & Advisory will receive no other benefit for the preparation of this report. Equity & Advisory does not have any pecuniary or other interests that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the preparation of this report.

Equity & Advisory considers itself to be independent in terms of Practice Note 42 issued by the Australian Securities Investment Commission.

In completing this report, Equity & Advisory had discussions with, and provided advanced drafts of this report to executives and management of BresaGen and the Deed Administrators. Certain changes were made to the drafting of the report in relation to factual matters as a result of the circulation of these drafts. However there was no alteration to the methodology, overall valuation, conclusions or recommendations made to shareholders.

Equity & Advisory issued the Deed Administrators with a copy of our original final report on 10 August 2004. On 13 August 2004, the Deed Administrators requested that Equity & Advisory update our report for the proposed Cythera and Novocell merger which was brought to the Deed Administrators' attention immediately following Equity & Advisory issuing our report. However there was no alteration to the conclusions or recommendations made to shareholders by Equity & Advisory as a consequence of considering the merits of the recently announced Cythera and Novocell transaction.

8.3 Consents

Equity & Advisory consents to the issuing of this report in the form and context in which it is included in the Explanatory Memorandum to be sent to shareholders of BresaGen. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Equity & Advisory as to the form and context in which it appears.

8.4 Indemnity

BresaGen has agreed that to the extent permitted by law, it will indemnify Equity & Advisory and its respective officers and employees, who may be involved in or in any way associated with the performance of services contemplated in the engagement letter dated 26 May 2004, in respect of any and all losses, claims, damages and liability arising out of or related to the performance of those services, and which arise from reliance on information provided by BresaGen which BresaGen knew or should have known to be false and/or arising from the failure to provide information which was material information BresaGen had in its possession and which BresaGen knew or should have known to be material and which was not provided to Equity & Advisory. This indemnity will not apply in respect of any negligence, wilful conduct or breach of law.

BresaGen has also agreed to indemnify Equity & Advisory and its respective officers and employees for time and costs incurred in relation to any inquiry or proceeding initiated by any person, except where Equity & Advisory or its respective officers and employees are found liable for, or guilty of, negligence, or breach of law in which case Equity & Advisory will bear such costs.

8.5 Other

This report is general financial advice only and has been prepared without taking into account the objectives, financial situation or needs of shareholders in BresaGen. Because of that, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Explanatory Memorandum issued by BresaGen in relation to the Proposal.

Approval or rejection of the Proposal is a matter for individual shareholder based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy, tax position and other factors. In particular, taxation consequences (such as the extent to which capital gains tax will be payable) will vary widely across shareholders. Shareholders will need to consider these consequences and, if appropriate, consult their own financial adviser.

Equity & Advisory has prepared a Financial Services Guide as required by the Corporations Act which is attached hereto as Appendix 1. The Financial Services Guide is separately included in the documents sent by BresaGen to shareholders.

EQUITY & ADVISORY LTD
19 August 2004

Equity & Advisory

Appendix 1

Equity & Advisory Ltd
ABN 55 077 487 944
Tel (08) 8212 2929
Fax (08) 8231 1647
Email mgoddard@equityadvisory.com.au
Level 27, 91 King William Street
Adelaide SA 5000
AUSTRALIA

Financial Services Guide

The Corporations Act requires that all Australian Financial Service Licence (**AFSL**) holders provide to retail clients a document known as a Financial Services Guide (**FSG**) containing information about the licensee's services to assist investors in understanding and comparing the different types of investment advisory services available.

This document is the FSG of Equity & Advisory Ltd (**Equity & Advisory**).

Equity & Advisory is an innovative, corporate advisory firm, providing a full range of corporate advisory and strategic financial advisory services to business. It is comprised of ten professional staff, the majority of which have Masters Degrees in Finance, or MBA's with finance majors, and are Chartered Accountants.

It is a multi-disciplinarian firm drawing on the combined skills of business, finance, accounting, risk assessment and legal specialists. Its professionals bring strong technical and industry knowledge to planning, negotiating and financing transactions.

Equity & Advisory has extensive experience and expertise in advising on project structures, contractual arrangements, funding requirements, funding structures, project risk assessments, business valuations and overall commercial and financial support for new and existing projects.

Equity & Advisory has provided commercial and financial advice to various infrastructure projects in excess of $1 billion, including new airports, new road bridges, new rail corridors, new communications systems. Equity & Advisory have also provided commercial and financial advice in relation to a number of Build Own Operate Transfer (BOOT) projects.

Examples of assignments completed by Equity & Advisory are as follows:

- Preparation of a submission to the South Australian Government (including detailed financial, commercial and project structuring advice) to support a Build Owner Operate Transfer (BOOT) project to construct 20 waste filtration plants in South Australia;
- Financial and commercial advice to the South Australian Government in relation to the Virginia Pipeline Project (for the transportation of waste water from the Bolivar water treatment plant to the Virginia horticultural region);
- Financial modelling and associated commercial analysis of a Build Own Operate Transfer (BOOT) Proposal to construct a bridge over the Port River at Port Adelaide;
- Development of a financial model and the provision of ad-hoc advice to SA Water in respect of proposed sourcing of infrastructure from the private sector;
- Financial Advisor to a bridge Build Own Operate project to construct a bridge at Berri to replace the dual ferry system;
- Development of a corporate structure and contractual arrangements for the management buyout of certain tourism assets (valued at approximately $50 million). The structure involved a number of special purpose investment trusts, and a series of management, performance, and operating agreements. The structure was used by two of Australia's largest superannuation funds to facilitate their investment in the project;
- Structuring advice in relation to establishing a pooled development fund (**PDF**), including development of the necessary contractual arrangements so that the Tasmanian Government and certain private sector financial institutions could invest in the PDF;
- Development of a whole of life financial model for the Electricity Trust of South Australia (**ETSA**) Corporation's Power Generation assets;
- Preparation of financial analysis and advice to ETSA's Generation Division on the impact of the privatisation of the Pipelines Authority of South Australia (**PASA**), and the expected financial impact upon ETSA;
- Financial and commercial advice to ETSA's Generation Division on the financial effect of a proposed co-generation scheme; and
- Financial and commercial advice to National Jet Systems (a leading Australian aviation contract company) in connection with the commercial, financial and taxation implications of the restructure of the Australian Airlink business.

Equity & Advisory Ltd
ABN 55 077 487 944
Tel (08) 8212 2929
Fax (08) 8231 1647
Email mgoddard@equityadvisory.com.au
Level 27, 91 King William Street
Adelaide SA 5000
AUSTRALIA

Under its AFSL Equity & Advisory is authorised to assist investors with regard to:

- Managed investment schemes, excluding IDPS; and
- All securities including debentures.

Who is my Adviser?

Your adviser's contact details will be set out in Equity & Advisory's letter of engagement. You should provide any special instructions to your adviser.

Fees and Commissions

Details of Equity & Advisory's fees and other remuneration are set out in Equity & Advisory's letter of engagement to you.

Associations

Equity & Advisory does not have any associations or relationships which might reasonably be expected to influence any of its authorised services.

Complaints

Should you have any complaint you should refer the complaint in the first place to your adviser. If the complaint is not dealt with satisfactorily, you should speak to Equity & Advisory's complaints manager. If the matter is still not resolved and you are a retail client you may refer the matter to the Financial Industry Complaints Service (**FICS**), an independent complaints resolution organisation of which Equity & Advisory is a member (FICS Membership Number F-4020). A copy of the dispute resolution policy is available on request.

Provision of Personal Information to your Adviser

If you are a retail client then in order to provide financial advice relating to your circumstances and needs Equity & Advisory's advisers may need to collect further information about your personal circumstances and needs.

If you chose to provide personal information to your adviser, whether about your financial circumstances, goals or otherwise, your adviser may take these into consideration when making recommendations.

Any such information will be kept strictly confidential.

If you choose to provide this information you should ensure that your adviser becomes aware of any changes that may be relevant when advice is given in the future.

General Risk Disclosure Statement and Guidance for Investors

Any risks are set out in Equity & Advisory's risk management policy.

Equity & Advisory only provides research specifically related to the transactions it is carrying out.

Research will mainly be conducted by Equity & Advisory via reference to annual reports, detailed appraisal of financial statements, interviews with the management of investee entities, reference to financial publications and other general enquiries.

Equity & Advisory's research is checked internally to ensure that it is not misleading or deceptive and that it does not breach any insider trading provisions under the Corporations Act.

Research is not used to recommend a set of products in the same manner as it might be with a stockbroking firm.

Most research is done in the context of finding information to be included in an information memorandum drafted by Equity & Advisory or a report by Equity & Advisory, often to listed companies, financial institutions and other sophisticated investors.

Research conducted does not generally generate a conflict of interest. Research will generally only be disclosed to wholesale clients. Where conflicts of interest do arise, these will be disclosed.

Often research is performed for Corporations Act or ASX Listing Rules purposes and complies with the relevant disclosure obligations under the Corporations Act or ASX Listing Rules.